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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

    PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            CROWN BOOKS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                      52-1227415
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NO.)

            1601 MCCORMICK DRIVE
               LARGO, MARYLAND                                  20774-5302
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                      (ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (301) 955-1300

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

             TITLE OF EACH CLASS                      NAME OF EACH EXCHANGE ON WHICH
             TO BE SO REGISTERED                      EACH CLASS IS TO BE REGISTERED
             -------------------                      ------------------------------
   COMMON STOCK, PAR VALUE $0.01 PER SHARE                AMERICAN STOCK EXCHANGE

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE
                                (TITLE OF CLASS)

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                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
Item 1.   Business....................................................    1
Item 2.   Financial Information.......................................    7
Item 3.   Properties..................................................   16
Item 4.   Security Ownership of Certain Beneficial Owners and
          Management..................................................   17
Item 5.   Directors and Executive Officers............................   19
Item 6.   Executive Compensation......................................   22
Item 7.   Certain Relationships and Related Transactions..............   26
Item 8.   Legal Proceedings...........................................   26
Item 9.   Market Price of and Dividends on the Registrant's Common
          Equity and Related Stockholder Matters......................   27
Item 10.  Recent Sales of Unregistered Securities.....................   28
Item 11.  Description of Registrant's Securities to be Registered.....   30
Item 12.  Indemnification of Directors and Officers...................   31
Item 13.  Financial Statements and Supplementary Data.................   32
Item 14.  Changes In and Disagreements With Accountants on Accounting
          and Financial Disclosure....................................   32
Item 15.  Financial Statements and Exhibits...........................   34

ITEM 1.  BUSINESS.

GENERAL

     Crown Books Corporation is a discount retailer of books, book-related products, and non-book products. We offer:

     - popular hardcover and paperback titles, including bestsellers, mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), and children's books;

     - other new books, former bestsellers and reprints (including the opportunity to special order books not stocked in our inventory); and

     - a wide selection of non-book products and accessories, including books on tape, newspapers, magazines, reference materials and greeting cards.

     We believe we are the fourth largest chain bookstore retailer in the United States and have the second largest market share in Chicago. For the fiscal year ended January 29, 2000, book sales accounted for approximately 87% of our total sales, while sales of non-book products and accessories accounted for approximately 13% of our total sales. As of November 25, 2000, we operated 91 stores primarily in Washington, D.C., Chicago, San Francisco, Los Angeles, and San Diego.

     Our business strategy is to sell value-priced books and non-book products by offering discount prices and providing quality customer service. We believe we are the only major bookstore chain to offer discount prices on all books, not just selected titles. We sell hardcover books listed on The New York Times bestseller list at 40% below the publishers' suggested retail prices, paperbacks on The New York Times bestseller list at 30% below the publishers' suggested retail prices, and other new books at 10% below the publishers' suggested retail prices. We also sell publishers' over-stock, reprints, and former bestsellers at significant discounts from the publishers' original suggested retail prices. In addition, we allow our customers to special order books we do not have in stock. We believe that our book prices are generally at least 10% less than the prices charged by our largest traditional competitors, such as Borders Group, Inc. and Barnes & Noble, Inc. We also believe our prices are generally competitive with the discount prices charged by Internet booksellers.

     We offer our products through our older and smaller stores called Classic Stores and our newer and larger Super Crown Books stores called Superstores. Our Classic Stores range in size from approximately 2,000 to 6,000 square feet and carry approximately 15,000 to 40,000 different titles and a limited selection of non-book products and accessories. Our Superstores range in size from approximately 7,000 to 23,000 square feet and carry as many as 70,000 different titles, as well as a wider selection of non-book products and accessories. As of November 25, 2000, approximately 76% of our stores were Superstores and approximately 86% of our sales came from our Superstores. Most of our stores are open seven days a week.

     Our executive offices are located at 1601 McCormick Drive, Largo, Maryland 20774-5302, and our telephone number is (301) 955-1300.

BACKGROUND

     We opened our first store in September 1977 in Rockville, Maryland. Our strategy was to cluster stores in a few targeted markets to achieve potential economies of scale in advertising and field supervision. Despite aggressive expansion by our competition, we believe we dominated the discount retail book market in the cities in which we had stores due to our low overhead costs, aggressive advertising and our competition's failure to offer books at discount prices.

     In 1992, we opened our first superstore, following an industry-wide trend. Over the next two years, we converted or replaced over 100 of our Classic Stores with Superstores and reduced the discounts we offered on book sales. In fiscal 1997, we invested in a new management information system to administer our merchandise information and accounts payable. However, we encountered significant problems implementing this new system. The results of our Superstore expansion strategy and the problems we experienced with our new system materially and adversely affected our entire business and caused us to experience severe financial difficulties.

     In January 1998, in an effort to address the combined effects of increased expenses, declining sales and difficulties in satisfying accounts payable due to problems associated with our new information system, we returned $32.9 million of book inventory to publishers for credit against outstanding payables. As a result, we had difficulty stocking our shelves with books. At the same time, we closed our regional warehouses and increased our reliance on Ingram Book Company, a division of Ingram Book Group, Inc., or Ingram, for the purchase of new book inventory. Ingram is a leading book wholesaler in the United States.

     In April 1998, our inventory problems were further aggravated when Ingram suspended all shipments of books to us and commenced a lawsuit against us seeking, among other things, the payment of a $12.6 million receivable. Plagued by mounting losses and a dearth of inventory, we tried to obtain additional credit from our bankers, other book wholesalers and suppliers. However, we were unsuccessful.

BANKRUPTCY PROCEEDINGS

     On July 14, 1998, we and our subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the District of Delaware. On June 30, 1999, we filed our Disclosure Statement for our Joint Chapter 11 Plan of Reorganization, and on August 18, 1999, we filed our First Amended Disclosure Statement for our First Amended Joint Chapter 11 Plan of Reorganization, which we call our Plan of Reorganization.

     At the time of our Chapter 11 bankruptcy filing, we had approximately $17.1 million of debt that had matured under our then existing credit facility and had total unsecured debt of approximately $56.9 million, which included approximately $29.2 million in unpaid trade debt. After we filed for bankruptcy, we entered into a $40.0 million debtor-in-possession revolving credit facility with Paragon Capital LLC and Foothill Capital Corporation called the DIP Facility . The DIP Facility allowed us to repay the $17.1 million of debt that had matured under our existing credit facility and increase our borrowing capacity.

     On October 7, 1999, the Bankruptcy Court confirmed our Plan of Reorganization, and the Plan became effective on November 11, 1999. Our Plan of Reorganization allowed us to emerge from bankruptcy with sufficient trade credit to continue our operations in the ordinary course of business. When our Plan of Reorganization became effective, we entered into an agreement with Ingram, our principal supplier, for a new two-year trade credit facility called the Ingram Facility. We also entered into a new two-year revolving credit facility with Paragon and Foothill called the Emergence Facility, which replaced the DIP Facility.

     Our Plan of Reorganization also allowed us to emerge from bankruptcy with an improved capital structure and trade credit. Under our Plan of Reorganization, all outstanding shares of our common stock and rights to purchase or receive such shares were cancelled, and unsecured creditors holding allowed general unsecured claims became entitled to receive 100% of our new, post-bankruptcy common stock in exchange for their claims. Our Plan of Reorganization authorized us to issue up to 5.0 million shares of new common stock to the holders of allowed general unsecured claims at a ratio of .0833 shares per $1.00 of claims. As of November 25, 2000, our unsecured claims equaled approximately $52.5 million. The total amount of unsecured claims may be adjusted in the future as some unsecured creditor claims are reconciled. The exchange of shares of our new common stock for the claims of our unsecured creditors under the Plan of Reorganization allowed us to emerge from bankruptcy substantially debt-free, except for amounts outstanding under the Ingram Facility, the Emergence Facility, approximately $2.0 million in state and local taxes and $1.6 million in other obligations.

     Our Plan of Reorganization provided for:

     - the continued operations of our company;

     - the merger of all of our subsidiary companies existing at the time of the bankruptcy into Crown Books Corporation;

     - the consummation of the Emergence Facility to refinance our obligations under the DIP Facility and to finance our future working capital needs;

     - the consummation of a contract with Ingram to supply merchandise with a credit limit of $11.6 million through December 31, 1999, and $9.6 million thereafter;

     - the cancellation of all outstanding shares of our "old" common stock, plus warrants, options, and related rights to purchase or otherwise receive shares of "old" common stock, and all outstanding shares of common stock in each of our subsidiaries;

     - the issuance of up to 5.0 million shares of our new common stock to the holders of allowed general unsecured claims;

     - the establishment of a tax note for state and local taxes in the amount of $2.0 million;

     - the payment of $1.6 million in lease cure payments; and

     - the issuance of up to 750,000 shares of our new common stock to employees and consultants upon the exercise of stock options granted under our Emergence Bonus and Incentive Plan.

CORPORATE HISTORY

     We were incorporated in Delaware in 1977 by the Dart Drug Company (which became The Dart Group, Inc. in 1984). We were a majority-owned subsidiary of Dart until April 1998, when Dart was purchased by Richfood, Inc. In September 1999, SUPERVALU, Inc. purchased Richfood, and we became a majority-owned subsidiary of SUPERVALU, Inc. until November 11, 1999, when our Plan of Reorganization became effective.

STORE LOCATIONS

     As of November 25, 2000, we operated 91 stores primarily in Washington, D.C., Chicago, San Francisco, Los Angeles and San Diego. The following table sets forth by metropolitan area the number of our stores for each of the last five fiscal years.

                                                                      NUMBER OF STORES
                                                                AS OF (SATURDAY NEAREST TO)
                                                                        JANUARY 31,
                                                              --------------------------------
                     METROPOLITAN AREA                        2000   1999   1998   1997   1996
                     -----------------                        ----   ----   ----   ----   ----
Chicago, Illinois...........................................   24     25     37     36     32
Dallas, Texas...............................................   --     --      3     --     --
Houston, Texas..............................................   --     --     11      8      6
Los Angeles, California.....................................   27     27     43     47     51
Philadelphia, Pennsylvania..................................   --     --      4     --     --
San Diego, California.......................................    7      7      8      5      9
San Francisco, California...................................   12     12     21     20     20
Seattle, Washington.........................................   --     --     13     12     11
Washington, D.C.............................................   21     21     39     40     43
                                                               --     --    ---    ---    ---
          Total.............................................   91     92    179    168    172

     In selecting specific store sites, we consider several factors, including local demographics, desirability of available leasing arrangements, proximity to our other stores and those of our competitors and overall retail activity. We try to cluster our stores in selected market areas to maximize advertising and management resources. Within a selected market area, we generally locate our stores in strip shopping centers and urban street locations. We believe that strip shopping centers and urban street locations typically charge less rent and provide greater consumer awareness and convenience than large, enclosed shopping malls.

     The following table sets forth the number of Classic Stores and Superstores that we have opened and closed during each of the last five fiscal years, as well as the total number of stores opened as of the end of each fiscal year.

                                                                      NUMBER OF STORES
                                                                AS OF (SATURDAY NEAREST TO)
                                                                        JANUARY 31,
                                                              --------------------------------
                           STORES                             2000   1999   1998   1997   1996
                           ------                             ----   ----   ----   ----   ----
Superstores:
     Opened during the year.................................   --     --     26     27     16
     Closed during the year.................................    1     62      4      2      2
Classic Stores:
     Opened during the year.................................   --     --     --     --     --
     Closed during the year.................................   --     25     11     29     38
Total stores open at end of year:
     Superstores............................................   68     69    131    109     84
     Classic Stores.........................................   23     23     48     59     88
                                                               --     --    ---    ---    ---
                                                               91     92    179    168    172

     We intend to continue our practice of reviewing the performance and prospects of our existing stores and may close or relocate under-performing stores.

BUSINESS STRATEGY

     We intend to continue our strategy of operating as a discount retailer. We believe we are the only major bookstore chain to offer discount prices on all books, not just selected titles. Our business objectives include leveraging the Crown Books brand name as a discount retailer through our advertising programs, improving vendor relations, developing training programs to enhance store employees' sales and service capabilities, controlling overhead costs, reducing store labor costs as a percentage of sales and improving the flow of operational information.

     Our business strategy includes the following key elements:

     - Building Brand Awareness. We will continue to invest in building our brand name as a leading discount retailer of books and book-related products and in communicating the benefits and convenience of shopping at our stores through advertising and other marketing methods. We believe that we are well-positioned to benefit from the public's desire to purchase books and related products at discount prices.

     - Increasing Market-Share. We have employed a strategy of clustering our stores in markets in which we operate. We currently have 91 stores in six markets. We may seek to expand our presence by opening new stores in markets in which we already operate and ultimately in new markets. We believe that by clustering our stores we will strengthen our market position and increase our franchise value. Most of our stores are located in high-traffic areas with convenient access to major commercial thoroughfares and ample parking.

     - Developing an Online Business. We believe the emergence of the Internet as a viable marketplace provides us with significant opportunities. While we have begun to plan and develop an online bookstore to supplement our in-store retail operations and have explored potential online business-to-business opportunities, we currently do not have sufficient funds to complete the development of our Internet strategy and, given current market conditions, we do not believe we can raise additional funds in the foreseeable future to further develop our Internet strategy.

     - Pursuing Strategic Acquisitions. We believe that the bookselling business is highly fragmented and that there may be a number of independent booksellers that may be attractive acquisition candidates. As part of our strategy of increasing market share, we intend to consider selective acquisitions to enhance our position in our current markets and to acquire operations in new markets if attractive acquisition opportunities and adequate financing are available.

     Our strategy also includes expanding our core traditional book retailing business, both in our existing markets and in new markets, by extending our brand name and increasing our customer base and revenues.

INTERNET STRATEGY

     In the United States, book sales through traditional retail stores reached approximately $12.4 billion in 1998, and by 2002 are projected to increase to approximately $14.5 billion. According to Jupiter Communications, online book sales for 1999 were approximately $1.2 billion. Jupiter Communications estimates that online book sales will increase to approximately 11.3% of all book sales in 2002. In 2003, Forrester Research, Inc. predicts that online book sales in the United States will reach approximately $3.0 billion. The two largest existing online booksellers are Amazon.com and Barnesandnoble.com. For their most recent fiscal year ends, these companies had revenues of approximately $1.6 billion and $202.6 million, respectively, and net losses of approximately $720.0 million and $48.2 million, respectively.

     We believe we can benefit from the development and implementation of a successful Internet strategy. In December 1999, we formed a wholly-owned subsidiary called Crownbooks.com, Inc. to develop and implement our Internet strategy. Our objective is to develop and implement a business-to-consumer Internet strategy that supplements our in-store retail operations as well as a business-to-business strategy which would differentiate us from Amazon.com, Barnesandnoble.com and other similar existing online booksellers.

     We plan to first develop and implement a business-to-consumer Internet strategy to cultivate online sales from our customer base. We believe that our established brand name, reputation and value pricing model provides us with the ability to attract meaningful online traffic and business. Through our Crownbooks.com website, we believe we could increase the number of titles we can offer our customers to over 500,000 titles, versus the 15,000 to 70,000 titles normally available in our retail stores. We then intend to develop and implement a business-to-business Internet strategy.

     In March 2000, we and Crownbooks.com completed a private offering of 6% subordinated promissory notes of Crownbooks.com and warrants to purchase common stock of our company and received net proceeds of $4.0 million. We used approximately $1.5 million to begin developing our Internet strategy and $1.0 million for the working capital needs of Crown Books (the parent company). We are currently evaluating the capital requirements needed to continue to develop and implement our Internet strategy as well as our overall capital requirements. We are unable to predict at this time the amount of funds required to complete the development and implementation of our Internet strategy. However, we believe we will need in excess of $5.0 million in additional funds. In light of the current market conditions for Internet companies, we do not believe we can raise additional capital at this time for our Internet strategy. We intend to use the $1.5 million of remaining funds of Crownbooks.com for the working capital needs of the parent company through an intercompany loan. In the event we are unable to obtain the additional funds required to implement our Internet strategy, it is likely that we will modify, scale back or discontinue our Internet strategy.

PURCHASING

     We buy a majority of our book inventory from Ingram and are substantially dependent on Ingram for meeting our inventory needs. We are seeking to establish acceptable credit terms with other publishers and suppliers, and intend to purchase more of our inventory at reduced costs through other book distributors and directly from publishers and suppliers to reduce our dependence on Ingram. Available credit from vendors other than Ingram increased from $3.3 million as of January 29, 2000 to $12.7 million as of November 25, 2000. If we are unable to secure additional sources of credit or if Ingram does not continue to extend us credit in accordance with our current credit terms, we would experience difficulty in providing adequate inventory to our stores, which would materially harm our business and financial condition. Similarly, if Ingram substantially reduces our available credit, we may be unable to find alternative book suppliers willing to offer us sufficient trade credit and, as a result, our business would be materially harmed.

     Most of our book and magazine purchases are protected by return policies offered by major vendors, including Ingram. Our return privilege generally exists for a title as long as that title remains in print in the current catalog of the publisher. Catalog changes are generally made only after advance notice, which allows us to return excess inventory before a title is declared out of print and therefore ineligible for credit. Ingram charges a return fee for processing returns. Our other major suppliers allow returns for full invoice amounts. We generally pay the freight cost for shipping these returns. Non-book inventory is usually marked down rather than returned. The pricing and return policies of the major distributors are subject to change. We expect that we will continue to have product return privileges consistent with industry practice.

MERCHANDISING

     Our current merchandising is predicated on the belief that consumers will continue to desire discounted books and non-book products, a broad product selection and good customer service. All major merchandising decisions concerning pricing, advertising and promotional campaigns, as well as the ordering of inventory for each store, are managed centrally at our corporate headquarters in Maryland. Through the use of our computerized point-of-sale and inventory management systems, inventories are monitored both at our stores and at our headquarters to determine purchasing requirements. Our systems are designed to provide inventory information on an item-by-item basis to store management.

ADVERTISING

     We use advertising, promotion, discount pricing and merchandise presentation to attract customers and increase the size of a transaction. We advertise on a regular and frequent basis in a variety of print media, including newspapers and newspaper inserts. We stress value pricing in our advertisements. In addition, we attempt to satisfy regional and local consumer preferences by tailoring the selections and quantities of books available in individual stores. We also arrange for special appearances and book autographing sessions with recognized authors to attract customers and build and reinforce customer goodwill.

     In the retail book industry, cooperative advertising with publishers is customary. In cooperative advertising, publishing companies generally provide funds to promote new releases. We expect publishers to continue their cooperative advertising with us.

COMPETITION

     The retail bookselling business is highly competitive and fragmented. We face direct competition from Borders (including its subsidiary Waldenbooks Company, Inc., the largest operator of shopping mall bookstores in the country) and Barnes & Noble (including the B. Dalton Bookseller division of Barnes & Noble). Borders and Barnes & Noble are larger than we are, and have greater financial resources. We also compete with regional chains, as well as independent single-store operators, local multi-store operators, department stores, variety discounters, drug stores, warehouse clubs, mail order clubs, mass merchandisers and Internet booksellers. Many of our competitors, including Borders and Barnes & Noble, have increased their market presence by opening new stores, including stores in markets in which we operate. Many of our competitors' stores are larger and offer a greater number of book titles and non-book products than our stores.

     The Internet has emerged as a significant avenue for retailing in all media categories. In particular, the retailing of books and music over the Internet is highly competitive. Our competitors on the Internet include Amazon.com, Barnesandnoble.com, Borders.com and others. We believe our in-store prices are generally competitive with the prices charged by our competitors who transact business over the Internet.

SEASONALITY

     Our business, like that of many retailers, is seasonal. Nearly one-third of our sales occur during our fourth quarter, which includes the Christmas selling season. As a result, our inventory and accounts payable historically have been substantially higher at the end of the third quarter than for any other quarter of the year.

EMPLOYEES

     As of November 25, 2000, we had approximately 584 full-time and 1,182 part-time employees. Approximately 93 of our employees are located at our corporate headquarters. The corporate headquarters staff is responsible for executive and general operating management, buying, merchandising, advertising, finance, accounting, information systems and real estate management. Our employees are not represented by unions and are not covered by any collective bargaining agreements. We consider our relationship with our employees to be good.

TRADENAMES AND TRADEMARKS

     We own and maintain several trademarks and servicemarks that are registered with the United States Patent and Trademark Office. These trademarks and servicemarks include the tradenames "Crown Books," "Super Crown Books" and "Crown Kids." The terms of these registrations are generally 10 years, and they are renewable for additional 10 year periods indefinitely, so long as the marks are still in use at the time of renewal. We are not aware of any claims of infringement or other challenges to our right to register or use our marks in the United States.

ITEM 2.  FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA

     In July 1998, we filed for bankruptcy protection and emerged in November 1999. As a result of our emergence from Chapter 11 bankruptcy and our adoption of fresh-start reporting, our financial information for any period prior to October 30, 1999 is not comparable to the financial information for periods after that date.

     The following table presents selected historical audited financial data as of and for each of the four fiscal years in the period ended January 30, 1999 (predecessor company), the nine months ended October 30, 1999 (predecessor company) and for the three months ended January 29, 2000 (reorganized company), as well as unaudited financial data as of and for the six months ended July 29, 2000 (reorganized company) and July 31, 1999 (predecessor company). Our fiscal year end is the Saturday closest to January 31. The financial data for the six months ended July 29, 2000 includes the results of operations of Crownbooks.com, our wholly-owned subsidiary formed in December 1999. The selected historical data should be read in conjunction with the financial statements and the related notes and other information contained elsewhere in this Registration Statement, including the information set forth under the heading "Management's Discussions and Analysis of Financial Condition and Results of Operations."

     Our consolidated balance sheet data as of the fiscal years ended January 29, 2000 and January 30, 1999 and the consolidated statement of operations data for the three months ended January 29, 2000, the nine months ended October 30, 1999 and the fiscal years ended January 30, 1999 and January 31, 1998 are derived from our audited consolidated financial statements which appear elsewhere in this Registration Statement. Our consolidated balance sheet data as of January 31, 1998, February 1, 1997 and February 3, 1996 and the consolidated statement of operations data for the fiscal years ended 1997 and 1996 are derived from audited consolidated financial statements which are not included in this Registration Statement. Our historical financial data as of and for the six months ended July 29, 2000 and July 31, 1999 have been derived from our unaudited consolidated financial statements, which appear elsewhere in this Registration Statement. The results of operations for any interim period are not necessarily indicative of results of operations for a full year.


                                      REORGANIZED     PREDECESSOR      REORGANIZED        PREDECESSOR
                                        COMPANY         COMPANY          COMPANY            COMPANY
                                     -------------   -------------   ----------------   ----------------
                                      SIX MONTHS      SIX MONTHS       THREE MONTHS       NINE MONTHS
                                         ENDED           ENDED            ENDED              ENDED
                                     JULY 29, 2000   JULY 31, 1999   JANUARY 29, 2000   OCTOBER 30, 1999
                                     -------------   -------------   ----------------   ----------------
                                      (UNAUDITED)     (UNAUDITED)
                                          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Total revenues.....................     $82,216         $83,431          $58,508            $125,918
Cost of sales (including
  occupancy).......................      69,459          72,158           47,904             109,459
Selling and administrative
  expenses.........................      15,333          13,921            7,971              22,016
Reorganization costs...............           2           1,390            1,991               2,736
Net income (loss)..................      (5,507)         (6,675)            (770)             (7,556)
EBITDA(1)..........................      (2,593)         (4,224)             249              (3,788)
PER SHARE DATA: (2)
  Basic (loss) per share...........     $ (1.26)             (A)         $  (.15)                 (A)
  Diluted (loss) per share.........     $ (1.26)             (A)            (.15)                 (A)
WEIGHTED AVERAGE COMMON SHARES AND
  COMMON SHARE EQUIVALENTS
  OUTSTANDING(2)(3)
  Basic............................       4,378              (A)           5,000                  (A)
  Diluted..........................       4,378              (A)           5,000                  (A)

                                     REORGANIZED AND
                                       PREDECESSOR
                                        COMPANIES                        PREDECESSOR COMPANY
                                         COMBINED       -----------------------------------------------------
                                     ----------------                    FISCAL YEARS ENDED
                                       FISCAL YEAR      -----------------------------------------------------
                                          ENDED         JANUARY 30,   JANUARY 31,   FEBRUARY 1,   FEBRUARY 3,
                                     JANUARY 29, 2000      1999          1998          1997          1996
                                     ----------------   -----------   -----------   -----------   -----------
                                       (UNAUDITED)
                                             (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Total revenues.....................      $184,426        $216,825      $297,795      $288,744      $286,411
Cost of sales (including
  occupancy).......................       157,363         203,661       260,497       233,847       231,837
Selling and administrative
  expenses.........................        29,987          41,264        68,046        54,430        50,993
Reorganization costs...............         4,727          31,889            --            --            --
Net income (loss)..................        (8,326)        (66,010)      (48,650)         (860)        3,704
EBITDA(1)..........................        (3,539)        (59,989)      (56,360)        5,384        12,375
PER SHARE DATA: (2)
  Basic (loss) per share...........            (A)             (A)           (A)           (A)           (A)
  Diluted (loss) per share.........            (A)             (A)           (A)           (A)           (A)
WEIGHTED AVERAGE COMMON SHARES AND
  COMMON SHARE EQUIVALENTS
  OUTSTANDING(2)(3)
  Basic............................            (A)             (A)           (A)           (A)           (A)
  Diluted..........................            (A)             (A)           (A)           (A)           (A)

                                  REORGANIZED   PREDECESSOR   REORGANIZED
                                    COMPANY       COMPANY       COMPANY                      PREDECESSOR COMPANY
                                  -----------   -----------   -----------   -----------------------------------------------------
                                   JULY 29,      JULY 31,     JANUARY 29,   JANUARY 30,   JANUARY 31,   FEBRUARY 1,   FEBRUARY 3,
                                     2000          1999          2000          1999          1998          1997          1996
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                  (UNAUDITED)   (UNAUDITED)
                                                                 (ALL DOLLAR AMOUNTS IN THOUSANDS)
BALANCE SHEET DATA:
Total assets....................    $70,765       $64,965       $76,395       $72,525      $126,926      $176,897      $180,852
Current assets..................     58,496        54,859        63,182        61,112       103,291       141,583       150,574
Total liabilities...............     55,750       101,852        56,565       102,735        91,126        92,442        93,391
Current liabilities.............     52,360        43,021        56,565        43,193        85,542        84,515        77,606
Liabilities subject to
  compromise....................         --        58,831            --        59,542            --            --            --
Stockholders' equity
  (deficit).....................     15,015       (36,887)       19,830       (30,210)       35,800        84,455        87,461

---------------
(1) EBITDA means earnings (loss) before interest, taxes, depreciation and amortization.

(2) Our earnings per share and weighted average common share data assumes that a maximum of 5.0 million shares were deemed to be outstanding at January 29, 2000 and that 4,378,050 shares were deemed to be outstanding at July 29, 2000. The actual number of shares deemed to be outstanding is subject to adjustment as we reconcile outstanding claims from our general unsecured creditors.

(3) Does not include outstanding options and warrants because they are not dilutive.

(A) Earnings per share data is not presented for the predecessor company because all of the common stock of the predecessor company stock was canceled under our Plan of Reorganization.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section entitled "Selected Financial Data" and our financial statements and the notes thereto included in this Registration Statement.

     Our fiscal year ends on the Saturday nearest January 31. Unless the context otherwise indicates, "fiscal 2001" refers to the 53-week fiscal year ending February 3, 2001, "fiscal 2000" refers to the 52-week fiscal year ended January 29, 2000, "fiscal 1999" refers to the 52-week fiscal year ended January 30, 1999, and "fiscal 1998" refers to the 52-week fiscal year ended January 31, 1998.

     Our company's financial results have changed significantly over the past three years, principally as a result of our filing for reorganization under Chapter 11 of the Bankruptcy Code on July 14, 1998, and our subsequent emergence from Chapter 11 reorganization on November 11, 1999.

FRESH START ACCOUNTING EFFECTIVE OCTOBER 30, 1999

     We have accounted for the reorganization using the principles of fresh start accounting as required by Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," issued by the American Institute of Certified Public Accountants. Fresh start accounting is required when pre-reorganized stockholders receive less than 50% of the new common stock issued upon reorganization, and the reorganization value of the assets of the reorganized company is less than the total of all post-petition liabilities and allowed claims. Our assets and liabilities are restated to reflect their reorganization value which approximates fair value at the date of reorganization.

     We engaged Marshall & Stevens Inc., independent financial consultants, to perform a valuation as to our reorganization value. Our reorganization value as of October 30, 1999 was approximately $20.6 million. The determination of reorganization value encompasses several factors. The methodology involved the estimation of our enterprise value (the market value of stockholders' equity and our debt) based on the present value of forecasted cash flows, discounted at 20%, plus anticipated expansion of trade credit and expected proceeds from assets not required in the reconstituted business.

     For accounting purposes, the effects of the Plan of Reorganization and fresh start accounting were recorded as of the quarter ended October 30, 1999, after the close of business. As a result of the Chapter 11 bankruptcy filing and the closing of 87 stores in fiscal 1999 and the adoption of fresh start accounting, our results of operations for fiscal 2000 are not comparable to our results of operations for fiscal 1999 and prior periods.

     In connection with our emergence from bankruptcy, we changed our method of accounting for prepaid rent and gift certificate obligations as of October 30, 1999, and for the nine-month period then ended. Historically, all rent payments had been expensed although rent often was paid in advance. The effect of this change was to increase working capital, current and total assets and decrease net loss by approximately $1.5 million as of October 30, 1999. In addition, we reduced the period for which we accrue gift certificate obligations from 10 years to three years. The effect of this change was to improve working capital, decrease our current and total liabilities and net loss by approximately $2.0 million as of October 30, 1999.

RESULTS OF OPERATIONS

     Since filing for Chapter 11 bankruptcy protection, we have devoted a significant amount of time to analyzing our cost structure. We have developed and implemented cost-reduction initiatives to improve our overall financial and operating results. We believe our operating results reflect the progress made with these initiatives. In fiscal 2000, selling and administrative expenses declined as a percentage of sales to 16.3% from 19.1% in the prior year. In fiscal 1999, selling and administrative expenses declined as a percentage of sales to 19.1% from 22.9% in the previous year. However, for the six months ended July 29, 2000, selling and administrative expenses of our bricks and mortar business increased slightly as a percentage of sales due to the rebuilding of our management team. Since filing for Chapter 11 bankruptcy protection, we closed 87 stores, of which 80 store closings occurred in August 1998, shortly after we filed for Chapter 11 bankruptcy protection.

SIX MONTHS ENDED JULY 29, 2000 COMPARED TO THE SIX MONTHS ENDED JULY 31, 1999

     During the six months ended July 29, 2000, we opened one store in February and closed one store in June. The results for the six months ended July 29, 2000 include the pre-operating costs of Crownbooks.com, our wholly-owned subsidiary formed in December 1999.

     Sales. Net sales for the six months ended July 29, 2000 decreased by $1.2 million, or 1.5%, to $82.2 million from $83.4 million in the comparable period in the prior year. This decrease was attributable to a reduction in the number of new releases by popular authors during the six months ended July 29, 2000, and lower sales of such books. Management believes that these conditions negatively impacted sales throughout the industry. The decrease in sales for the six month period was offset in part by sales in July 2000 from the fourth book in the series of Harry Potter books.

     Cost of sales. Cost of sales, including store occupancy and warehousing expenses, decreased by $2.7 million, or 3.7%, to $69.5 million, or 84.5% of net sales, in the six months ended July 29, 2000, from $72.2 million or 86.5% of net sales in the prior period. This decrease was attributable to lower product costs derived from additional lines of credit with publishers as compared to wholesalers, which enabled us to purchase goods at lower costs.

     Selling and administrative expenses. Selling and administrative expenses increased by $1.4 million, or 10.1%, to $15.3 million, or 18.7% of net sales, for the six months ended July 29, 2000, from $13.9 million, or 16.7% of net sales, in the prior period. Excluding $1.1 million of Crownbooks.com expenses included in the results for the six months ended July 29, 2000, bricks and mortar selling and administrative expenses increased $0.3 million, or 2.2%, to $14.2 million, or 17.3% of net sales, for the six months ended July 29, 2000. This increase of $0.3 million was primarily attributable to the rebuilding of our management team and annual salary increases during the six months ended July 29, 2000, which totaled $0.8 million, conversion from a self-funded insurance program which resulted in an expense of $0.4 million, which was offset in part by improved store maintenance and reduction of book price sticker expense totaling $1.0 million.

     Depreciation and amortization expenses. Depreciation and amortization expenses for the six months ended July 29, 2000 remained relatively constant with the prior period.

     Interest expense. Interest expense increased by $0.5 million, or 45%, to $1.6 million for the six months ended July 29, 2000 as compared to from $1.1 million for the prior period. This increase was due to an increase in the level of borrowings and in the interest rate paid on such borrowings.

     Reorganization costs. Reorganization costs (which included financial and legal consultants for our company to operate in bankruptcy until its emergence on November 11, 1999) decreased by $1.4 million, or 100%, for the six months ended July 29, 2000 from reorganization costs of $1.4 million in the prior period. This decrease was attributable to the elimination of consultants for the six months ended July 29, 2000 as a result of our emergence from bankruptcy.

     Net loss. We had a net loss of $5.5 million for the six months ended July 29, 2000 as compared to a net loss of $6.7 million for the six months ended July 29, 1999.

FISCAL YEAR ENDED JANUARY 29, 2000 COMPARED TO FISCAL YEAR ENDED JANUARY 30,
1999

     We began fiscal 2000 with 92 stores. During fiscal 2000, we closed one store and did not open any new stores. Our results of operations for fiscal 2000 are not comparable to our results for fiscal 1999 because we emerged from bankruptcy and closed only one store in fiscal 2000 as compared with 87 stores in fiscal 1999.

     Sales. Sales decreased by $32.2 million, or 14.9%, to $184.4 million for fiscal 2000 as compared to $216.6 million for the prior year. The decrease was primarily due to the closing of 87 stores during fiscal 1999 which had poor operating results.

     Cost of sales. Cost of sales, including store occupancy and warehouse expenses, decreased by $46.3 million, or 22.7%, to $157.4 million for fiscal 2000 from $203.7 million in the prior year. This decrease was due to the closing in fiscal 1999 of 87 stores. As a percentage of sales, cost of sales decreased to 85.3% for fiscal 2000 as compared to 94.0% on sales for the prior year. The decrease was primarily due to the store closings in fiscal 1999.

     Selling and administrative expenses. Selling and administrative expenses decreased by $11.3 million, or 27.3%, to $30.0 million for fiscal 2000 as compared to $41.3 million in the prior year. The decrease was primarily due to decreased store payroll as a result of store closings as well as a substantial reduction in costs for corporate administrative functions achieved through the elimination of positions.

     Depreciation and amortization expenses. Depreciation and amortization expenses decreased by $1.7 million, or 42.1%, for fiscal 2000 to $2.3 million from $4.0 million in the prior year. The decrease was primarily due to the disposal of fixed assets in connection with the closing of stores.

     Interest expense. Interest expense increased by $0.4 million, or 20.5%, to $2.5 million for fiscal 2000 from $2.1 million in fiscal 1999. The increase was due to an increase in the level of borrowings and in the interest rate paid on such borrowings.

     Reorganization costs. Reorganization costs decreased by $27.2 million, or 85.3%, to $4.7 million for fiscal 2000 from $31.9 million in the prior year. The decrease was primarily due to the substantial completion in fiscal 1999 of our reorganization-related efforts.

     Net loss. We had a net loss of $8.3 million for fiscal 2000 as compared to a net loss of $66.0 million for fiscal 1999.

FISCAL YEAR ENDED JANUARY 30, 1999 COMPARED TO THE FISCAL YEAR ENDED JANUARY 31, 1998

     In fiscal 1999, we closed 87 stores, opened no new stores, and ended the year with 92 stores. We began fiscal 1998 with 168 stores. We opened 26 stores and closed 15 stores during fiscal 1998 and ended the year with 179 stores. Our results of operations for fiscal 1999 are not comparable to our results for fiscal 1998 because in fiscal 1999 we filed for bankruptcy and closed 87 stores whereas in fiscal 1998 we increased our number of stores by 11.

     Sales. Sales decreased by $80.9 million, or 27.2%, to $216.6 million for fiscal 1999 from $297.5 million in the prior year. This decrease was primarily due to the closing of 87 stores during fiscal 1999, and we believe inadequate inventory levels in fiscal 1999 and negative publicity associated with our bankruptcy filing.

     Cost of sales. Cost of sales, including store occupancy and warehouse expenses, decreased by $56.8 million, or 21.8%, to $203.7 million for fiscal 1999 from $260.5 million in the prior year. This decrease was due primarily to the closing of 87 stores in fiscal 1999. Cost of sales as a percentage of sales, increased to 94.0% for fiscal 1999 as compared to 87.6% for the prior year. Our increase was primarily due to increased purchases in fiscal 1999 from wholesalers at higher costs and a decline in comparable store sales and occupancy costs. We closed all but one of our warehouses in December 1998. Our remaining warehouse, in Maryland, only processes products that cannot be shipped directly to stores.

     Selling and administrative expenses. Selling and administrative expenses decreased by $26.7 million, or 39.4%, to $41.3 million for fiscal 1999 as compared to $68.0 million in the prior year. This decrease was primarily due to decreased store payroll as a result of store closings as well as a substantial reduction in costs for corporate administrative functions achieved through the elimination of positions.

     Depreciation and amortization expenses. Depreciation and amortization expenses decreased by $1.8 million, or 31.9%, to $4.0 million for fiscal 1999 from $5.8 million in the prior year. The decrease was primarily due to the disposal of fixed assets in connection with the closing of stores.

     Interest expense. Interest expense increased by $0.6 million, or 40.0%, to $2.1 million for fiscal 1999 from $1.5 million in the prior year. The increase was due to higher borrowing levels.

     Reorganization costs. Our reorganization costs for fiscal 1999 were $31.9 million. These expenses were incurred primarily in connection with our filing for bankruptcy in July 1998, including store closing reserves of $12.5 million, uncollectible vendor receivables of $7.0 million, fixed asset impairment of $6.9 million and professional services and fees of $4.2 million. There were no reorganization expenses in fiscal 1998 as we were not in reorganization.

     Income taxes. In fiscal 1998, we wrote off $7.9 million of net previously recognized tax assets.

     Net loss. We had a net loss of $66.0 million for fiscal 1999 as compared to a net loss of $48.7 million for fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

     General. We have suffered losses in the previous four fiscal years. The following table depicts cash provided from or (used) for operations for the reporting periods indicated (dollars in thousands):

                                             SIX MONTHS ENDED                    FISCAL YEAR ENDED
                                        ---------------------------   ----------------------------------------
                                          JULY 29,       JULY 31,     JANUARY 29,    JANUARY 30,   JANUARY 31,
                                            2000           1999           2000          1999          1998
                                        ------------   ------------   ------------   -----------   -----------
                                        (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
Net income (loss).....................    $(5,507)       $(6,675)       $(8,326)      $(66,010)     $(48,650)
Depreciation and amortization.........      1,331          1,366          2,291          3,957         5,809
Valuation allowance...................         --             --             --             --        22,971
Loss on disposal of fixed assets......         --             22            519          8,813         3,887
Net changes in current assets and
  liabilities.........................      5,696          6,042         (2,564)       (34,249)       23,138
Liabilities subject to compromise.....         --           (710)          (755)        59,542            --
Net cash provided by (used in)
  operations after reorganization
  costs...............................      1,520             45         (8,835)       (27,947)        7,155

     During fiscal 1999 and fiscal 2000, we funded our operating losses and reorganization costs from our operations and our credit facilities. During fiscal 1998, our $32.9 million inventory returns initiative reduced our payment obligation to vendors, and cash generated from operations funded our operating losses. As a result, we had the following working capital at the periods ended:

                          PERIOD                                    AMOUNT
                          ------                            ----------------------
                                                            (DOLLARS IN THOUSANDS)
January 29, 2000..........................................         $ 6,617
January 30, 1999..........................................         $17,919
January 31, 1998..........................................         $17,749

     Working capital decreased from fiscal 1999 to fiscal 2000. The decrease was primarily due to increased borrowings under our credit facility which was used to fund operating losses and restructuring costs. Our working capital from fiscal 1998 to fiscal 1999 remained relatively constant.

     Credit Facilities. In November 1999, we entered into the two-year Emergence Facility with Paragon and Foothill. Under the Emergence Facility, from September through March of each year, we may borrow the lesser of $35.0 million (or $30.0 million from April through August of each year), 55% of our eligible inventory or 90% of the net retail liquidation value of such inventory, less reserves, subject to adjustment. Borrowings include a $5.0 million limit for the issuance of letters of credit. We used the proceeds from the Emergence Facility to re-pay in full borrowings under the DIP Facility, and are using the remaining proceeds to pay certain claims pursuant to our Plan of Reorganization, professional fees, to fund working capital and for other general corporate purposes. Obligations under the Emergence Facility are secured by a first priority lien on substantially all our assets.

     Amounts outstanding under the Emergence Facility bear interest at the base rate announced from time to time by Wells Fargo Bank, N.A., plus 1.0% (but in no event less than 8.0%). The Emergence Facility also provides for a monthly fee of the greater of $2,000 or 1.5% of the amount by which the outstanding loans and letters of credit exceed 110% of what we have projected in our business plan. In addition, the Emergence Facility provides for an annual fee of 0.25% on the daily average unused portion of the facility. In February 2000, we increased our borrowing availability from 55% to 56% of eligible inventory to cover short-term working capital requirements needed during that month.

     As of November 25, 2000, approximately $1.2 million was available for additional borrowings under the Emergence Facility. At November 25, 2000, the effective interest rate was 10.75% on $32.7 million and 13.75% on $1.9 million.

     In November 1999, we also entered into the two-year Ingram Facility. Under this facility, Ingram supplies us with merchandise up to a credit limit of $9.6 million. We currently fully utilize the Ingram Facility. Amounts in excess of $1.5 million which are outstanding under the Ingram Facility are secured by a lien on substantially all of our assets. The lien held by Ingram is subordinate to the lien held by Paragon and Foothill.

     The Emergence Facility contains several significant covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, pay cash dividends, create liens on assets, make investments, materially deviate from the current business plan and engage in mergers or consolidations. In addition, under the Emergence Facility and the Ingram Facility, we are required to comply with covenants that include specified financial ratios and tests principally relating to sales, earnings, inventory levels and accounts payable balances. In April 2000, we were in default under one covenant contained in the Ingram Facility and as a result we were in default under the Emergence Facility. Although we have not obtained any waivers with respect to these defaults, our secured lenders and Ingram have advised us that they are not taking any action at this time in respect of these defaults. Ingram also advised us that no change in our credit limit is currently anticipated. However, Ingram has advised us that it is no longer obligated to extend us $9.6 million of credit under the Ingram Facility. In addition, we believe that as of October 28, 2000 we may be in default under one of the financial covenants included in the Emergence Facility. We have notified our secured lenders of the default. Although there can be no assurance, we anticipate that we will receive waivers from our secured lenders under the Emergence Facility with respect to both defaults.

     Ingram can require us to pay our outstanding obligations under the Ingram Facility at any time. The acceleration of our obligations under this facility or any breach (past or future) of any of our covenants under the Emergence Facility which results in the acceleration of our obligations under either facility, would likely result in the foreclosure of our assets, in which event it is unlikely that we could continue to operate our business.

     We have obtained limited trade credit from our other suppliers. Available credit from vendors other than Ingram increased from $3.3 million as of January 29, 2000 to $12.7 million as of November 25, 2000. We are negotiating with all of our vendors to increase our credit limits and payment terms. We believe that it is critical to increase our trade credit from suppliers other than Ingram to reduce our dependence on Ingram and improve our operating results.

     Private Placement. In March 2000, Crownbooks.com raised $4.0 million through the private placement of units consisting of (i) a three-year 6.0% subordinated promissory note of Crownbooks.com in the principal amount of $500,000, and (ii) a three-year warrant to purchase 183,824 shares of our common stock at an exercise price of $2.72 per share. Interest on the promissory notes is payable semi-annually on June 30 and December 31 either in cash or, at the option of Crownbooks.com, by the issuance of additional promissory notes. The obligations under the promissory notes are subordinate to all other senior debt of Crownbooks.com. The warrants to purchase shares of our common stock may be exercised in cash, or at the holder's election, by the surrender of the principal amount of such holder's promissory note. If the holders of the promissory notes elect not to exercise all or any portion of their warrants by surrendering the principal amount of their promissory notes, then all amounts outstanding will become due and payable by Crownbooks.com on March 22, 2003.

     Of the $4.0 million in net proceeds we received from the private placement, we used approximately $1.5 million to begin evaluating and developing our Internet strategy, and $1.0 million for the working capital needs of Crown Books (the parent company). We are currently evaluating the capital requirements needed to continue to develop and implement our Internet strategy as well as our overall capital requirements. We are unable to predict at this time the amount of funds required to complete the development and implementation of our Internet strategy. However, we believe we will need in excess of $5.0 million in additional funds. In light of the current market conditions for Internet companies, we do not believe we can raise additional capital at this time for our Internet strategy. We intend to use the $1.5 million of remaining funds of Crownbooks.com for the working capital needs of Crown Books (the parent company) through an intercompany loan. In the event we are unable to obtain the additional funds required to implement our Internet strategy, it is likely that we will modify, scale back or discontinue our Internet strategy.

     Future Capital Needs. We anticipate that our borrowing availability under our Emergence Facility will likely be reduced by our secured lenders in the near future. We are in the process of seeking additional capital and are negotiating with financing sources. We believe our current borrowing and trade credit from our secured lenders and suppliers, including Ingram, together with an expected intercompany loan of $1.5 million from Crownbooks.com and funds we expect to receive from an additional financing, will give us sufficient liquidity to operate our business for the foreseeable future. However, we may need further funds in the future. We do not have any firm commitments for financing at this time. In addition, we cannot guarantee that we will be able to obtain financing when it is needed, or at all, or that we will continue to obtain borrowings or receive trade credit at levels currently being provided to us. If we are unable to obtain borrowings or trade credit when it is required, our business and future prospects would be materially harmed.

CAPITAL EXPENDITURES

     During fiscal 2000, we incurred capital expenditures of approximately $0.1 million for management information systems. We expect to incur approximately $0.8 million in capital expenditures in fiscal 2001, including $0.2 million for management information systems, $0.2 million in store facility expenditures and fixtures and $0.4 million for fixtures and improvements for our corporate headquarters.

TRADE CREDIT

     During fiscal 2000, we purchased approximately 94% of our book merchandise from Ingram and the remaining 6% from publishers and other vendors. During the six months ended July 29, 2000, we began ordering more book merchandise directly from publishers and vendors to reduce our dependence on Ingram. During this period, we purchased approximately 65% of our book merchandise from Ingram and 35% directly from publishers and other vendors. We intend to reduce our reliance on Ingram in the future and purchase approximately 50% directly from publishers and other vendors. We believe that a 50%/50% mix would improve our overall gross profit margin. Our ability to reduce our dependence on Ingram will depend on whether we can obtain additional trade credit. We are negotiating with all of our vendors to increase our credit limits and payment terms. As of November 25, 2000, we had obtained $12.7 million of credit limits from our non-Ingram suppliers. No assurances can be made that we will be able to maintain or expand our trade credit with suppliers.

MANAGEMENT INFORMATION SYSTEMS

     During fiscal 1998, our prior management team implemented a new computer system to manage our accounts payable and inventory operations. We believe this new computer system was not adequately tested, and was not compatible with our computerized point-of-sale system at the store level. Due to difficulties associated with the adoption of this computer system, our internal control system was compromised in certain areas. For example, during fiscal 1998 and 1999, we were unable to accurately and timely reconcile our purchases from and amounts payable to each of our vendors, and had difficulty maintaining inventory levels at our stores. In addition, reconciliations of certain key ledger accounts, including cash, accounts payable and inventory were not performed on a timely basis during fiscal 1998 and the adjustment required to reconcile the general ledger to the physical inventory at year-end was unusually high. A significant amount of manual effort was required to reconcile these accounts in connection with the fiscal 1998 year-end financial statement closing process to determine the nature of any reconciling items and record adjustments to correct errors or omissions to these accounts. Arthur Andersen LLP, our former independent public accountants, advised us in both April 1998 and April 1999 that material weaknesses and significant deficiencies existed in our internal controls that could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in its financial statements.

     We have taken steps which we believe have improved our internal controls and procedures. However, we continue to experience problems with our management information systems and therefore are having difficulty in timely reconciling our inventory and accounts payable. Accordingly, a significant amount of manual effort is still required to reconcile these accounts. We believe our automated internal controls and procedures would benefit from further improvements. We are continuing the process of improving our internal controls and procedures, and are committed to investing in our information systems in order to meet the needs of our business.

EFFECT OF INFLATION

     We believe that inflation in the past several years has had no significant impact on our business. Our purchase cost and selling price for merchandise are a percentage of the publishers' suggested retail prices. We believe the impact of inflation is generally reflected in the publishers' suggested retail prices. Therefore, we believe that we will be able to recover most cost increases.

FORWARD-LOOKING STATEMENTS

     This Registration Statement contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance and include statements about our plans, objectives and business as well as our expectations and intentions. In some cases, you can identify these forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms of other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by any forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

     - general economic and business conditions, both nationally and in those areas in which we operate;

     - prospects for the retail book industry;

     - competition;

     - changes in our business strategy or plans;

     - the loss of any of our management or key personnel;

     - the availability of capital and trade credit to fund our business;

     - changes in consumer preferences;

     - merchandising decisions;

     - adverse weather conditions, particularly during peak selling seasons; and

     - changes in our relationships with Ingram and other suppliers.

     Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this Registration Statement to conform these statements to actual results.

TAX CREDITS AND LOSS CARRY FORWARDS

     We have available net operating loss carry forwards. Our future taxable income may be offset by these loss carry forwards, which are estimated to be utilizable at approximately $1.75 million per year through 2014.

DISCLOSURE ABOUT MARKET RISK

     Our exposure to market risk for changes in interest rates relates primarily to our Emergence Facility, which had a total outstanding balance at November 25, 2000 of $34.6 million. The interest rate on this revolving line of credit is variable and is based on a bank reference or prime rate. If the interest paid on average outstanding balances were to increase by 10%, and the average annual balance remained at the November 25, 2000 level, the estimated impact on our annual consolidated financial statements would be to reduce the income (increase the loss) before taxes by approximately $0.4 million.

ITEM 3.  PROPERTIES.

     As of November 25, 2000, we operated 91 stores in five states and the District of Columbia. We lease all of our store locations. Each store lease typically has an initial term of five years, and many leases have multiple five-year renewal options. Generally, rent under these leases approximates current market rents. As of November 25, 2000, the average unexpired term under our existing store leases was approximately three years and four months, without taking into account the exercise of any available renewal options. The total minimum lease payment obligations for our retail stores were approximately $14.6 million for fiscal 2001, $12.8 million for fiscal 2002, $11.2 million for fiscal 2003, $9.4 million for fiscal 2004, and $5.8 million in fiscal 2005.

     We lease approximately 41,244 square feet of office and warehouse space for our principal executive offices located in Largo, Maryland. The term of the lease is 10 years, and ends on July 1, 2010. The current annual rent is $0.2 million. Our rent will increase each year by approximately 4%, except during the sixth year of the lease, when our rent will increase by approximately 16%. Under the terms of the lease, we also are responsible for other costs associated with renting space, including but not limited to the payment of maintenance and utilities. We have provided our landlord with an unconditional and irrevocable letter of credit in the amount of $0.4 million as security for our performance under the lease. We expect this letter of credit to be decreased by $80,000 on each anniversary of the lease starting on July 1, 2001 until the amount of the letter of credit is equal to one months' rent.

     We anticipate that our existing store leases will be renegotiated as they expire or that alternative properties can be leased on acceptable terms. We believe all of our facilities are suitable and adequate for our current and anticipated operations. However, we may close stores and open additional stores from time to time as business may require.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     As of November 25, 2000, there were 4,378,050 shares of common stock deemed to be outstanding. The number of shares deemed to be outstanding is subject to adjustment as we reconcile outstanding claims from of our general unsecured creditors. As a result, the total number of shares to be issued pursuant to our Plan of Reorganization could be materially less or more than the number of shares currently deemed to be outstanding, but will not be in excess of 5.0 million shares. Therefore, the percentage of outstanding shares owned by each shareholder may change. We expect to issue our shares prior to the time this Registration Statement becomes effective.

     The following table contains information regarding the beneficial ownership of our common stock as of November 25, 2000 as if such shares were issued by:

     - each person or entity who is known by us to own beneficially more than 5% of our common stock;

     - our executive officers;

     - each member of our Board of Directors; and

     - all directors and executive officers as a group.

                                                              NUMBER OF SHARES    PERCENTAGE
                                                                BENEFICIALLY     BENEFICIALLY
                          NAME(1)                                 OWNED(2)          OWNED
                          -------                             ----------------   ------------
Royalty Books Associates, LLC
  Shenkman Capital Management, L.L.C.
  Mark R. Shenkman(3).......................................     1,558,914           35.0%
Charles R. Cumello(4).......................................       291,666            6.2%
Dennis J. Buckley(5)........................................            --             --
John P. Bohman(6)...........................................            --             --
Susan H. Harwood(7).........................................            --             --
Kevin J. Ball(8)............................................            --             --
Matthew F. Ellis(9).........................................            --             --
Ann Carlano(10).............................................            --             --
Theodore M. Barnhill, Jr.(11)...............................        12,500              *
Bradford R. Klatt(12).......................................       251,471            5.4%
Gordon T. Macomber(13)......................................        12,500              *
Steven G. Panagos(14).......................................       199,265            4.4%
Richard H. Weinstein(15)....................................        12,500              *
Gwenn S. Winkhaus(16).......................................        12,500              *
All directors and executive officers as a group (14
  persons)..................................................     2,351,316           44.8%

---------------
  *  Less than 1%

 (1) Unless otherwise indicated, the business address of each person named in the table above is c/o Crown Books Corporation, 1601 McCormick Drive, Largo, Maryland 20774-5302.

 (2) As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (i) the power to vote, or direct the voting of, such security or (ii) investing power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days of November 25, 2000.

 (3) Includes 1,486,671 shares owned by Royalty Books Associates, LLC, 59,743 shares underlying warrants held by Shenkman Capital Management, L.L.C., and 12,500 shares underlying options held by Mark R. Shenkman. Does not include options held by Mr. Shenkman to purchase 37,500 shares which are not vested. These options vest in equal one-third increments on each of March 13, 2001, 2002 and 2003. Mr. Shenkman is a director of our company and the Managing Member of Shenkman Capital Management, L.L.C., which is the Managing Member of Royalty Books Associates, LLC. Mr. Shenkman may therefore be deemed to beneficially own the shares of common stock beneficially owned by Shenkman Capital Management, L.L.C. and Royalty Books Associates, LLC. The business address of Royalty Books Associates, LLC, Shenkman Capital Management, L.L.C. and Mark R. Shenkman is c/o Shenkman Capital Management, L.L.C., 461 Fifth Avenue, New York, NY 10017. If the total amount of allowed general unsecured claims decreases from the amount set forth as of November 25, 2000, the percentage of the outstanding shares of common stock beneficially owned by Royalty Books and all other shareholders, in the table above will increase.

 (4) Represents fully vested stock options. Does not include options to purchase 133,334 shares which vest on November 28, 2001. Also does not include options to purchase 75,000 shares which will vest in equal one-third increments on each of March 13, 2001, 2002 and 2003.

 (5) Does not include options to purchase 50,000 shares which are not vested. These options will vest in equal one-third increments on each of July 10, 2001, 2002 and 2003.

 (6) Does not include options to purchase 50,000 shares which are not vested. These options will vest in equal one-third increments on each of January 5, 2001, 2002 and 2003.

 (7) Does not include options to purchase 15,000 shares which are not vested. These options will vest in equal one-third increments on each of September 14, 2001, 2002 and 2003.

 (8) Does not include options to purchase 10,000 shares which are not vested. These options will vest in equal one-third increments on each of September 11, 2001, 2002 and 2003.

 (9) Does not include options to purchase 25,000 shares which are not vested. These options will vest in equal one-third increments on each of June 26, 2001, 2002 and 2003.

(10) Does not include options to purchase 25,000 shares which are not vested. These options will vest in equal one-third increments on each of June 14, 2001, 2002 and 2003.

(11) Includes options to purchase 12,500 shares. Does not include options to purchase 37,500 shares which are not vested. These options vest in equal one-third increments on each of March 13, 2001, 2002 and 2003. The business address of Mr. Barnhill is c/o The Department of Finance, The George Washington University, Washington, D.C. 20052.

(12) Includes options to purchase 12,500 shares and shares underlying a warrant to purchase 238,971 shares held by RoseLink Investors LLC. Mr. Klatt, by virtue of being the Managing Member of RoseLink Investors LLC, may be deemed to beneficially own the shares beneficially owned by RoseLink Investors LLC. Does not include options to purchase 37,500 shares which are not vested. These options vest in equal one-third increments on each of March 13, 2001, 2002 and 2003. The business address of Mr. Klatt is c/o Roseland Property Company, 233 Canoe Brook Road, Short Hills, NJ 07078.

(13) Includes options to purchase 12,500 shares. Does not include options to purchase 37,500 shares which are not vested. These options vest in equal one-third increments on each of March 13, 2001, 2002 and 2003. The business address of Mr. Macomber is c/o NYU Online, 594 Broadway, Suite 40, New York, NY 10012.

(14) Includes options to purchase 12,500 shares. Does not include options to purchase 37,500 shares which are not vested. These options vest in equal one-third increments on each of March 13, 2001, 2002 and 2003. Also includes 186,765 shares underlying a warrant to purchase such shares issued to Zolfo Cooper, LLC. Mr. Panagos is a principal of Zolfo Cooper, LLC, and therefore may be deemed to beneficially own the shares of common stock beneficially owned by Zolfo Cooper, LLC. The business address of Mr. Panagos is c/o Zolfo Cooper, LLC, 292 Madison Avenue, New York, NY 10017.

(15) Includes options to purchase 12,500 shares. Does not include options to purchase 37,500 shares which are not vested. These options vest in equal one-third increments on each of March 13, 2001, 2002 and 2003. The business address of Mr. Weinstein is c/o Shenkman Capital Management, Inc., 461 Fifth Avenue, New York, NY 10017. Mr. Weinstein is a member of Shenkman Capital Management, L.L.C.

(16) Includes options to purchase 12,500 shares. Does not include options to purchase 37,500 shares which are not vested. These options vest in equal one-third increments on each of March 13, 2001, 2002 and 2003. The business address of Ms. Winkhaus is c/o Reich & Tang, 600 Fifth Avenue, New York, NY 10020.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information, as of November 25, 2000, concerning our directors and executive officers:

                 NAME                    AGE                POSITIONS WITH THE COMPANY
                 ----                    ---                --------------------------
Charles R. Cumello(3)..................  56    Chairman of the Board of Directors, President and
                                               Chief Executive Officer
Dennis J. Buckley......................  52    Vice President, Chief Financial Officer and Secretary
John P. Bohman.........................  38    Vice President and General Merchandising Manager
Susan H. Harwood.......................  39    Vice President, Chief Information Officer
Kevin J. Ball..........................  43    Vice President, Marketing
Matthew F. Ellis.......................  50    Vice President, Human Resources
Ann Carlano............................  47    Vice President, Store Operations
Theodore M. Barnhill, Jr. (1)(4).......  53    Director
Bradford R. Klatt......................  46    Director
Gordon T. Macomber(1)..................  42    Director
Steven G. Panagos......................  38    Director
Mark R. Shenkman(1)(2)(3)(4)...........  57    Director
Richard H. Weinstein...................  35    Director
Gwenn S. Winkhaus(2)(4)................  43    Director

---------------
(1) Member of Audit Committee.

(2) Member of Compensation Committee.

(3) Member of Executive Committee.

(4) Appointed by Royalty Books Associates, LLC.

     The business experience of each of the persons listed above for at least the last five years is as follows:

     Charles R. Cumello became President and Chief Executive Officer of our company in November 1999 and became Chairman of the Board of Directors in October 2000. Mr. Cumello was President and Chief Executive Officer of Factory Card Outlet from 1995 until 1998. In April 1999, Factory Card Outlet filed for bankruptcy protection. Mr. Cumello was President and Chief Executive Officer of Waldenbooks, Inc. from 1991 to 1994.

     Dennis J. Buckley joined our company as Vice President and Chief Financial Officer in July 2000. Since October 2000, Mr. Buckley has been the Secretary of our company. Before joining our company, Mr. Buckley served as Vice President and Chief Financial Officer at LearningSmith, Inc. from 1994 until 2000. In December 1999, LearningSmith, Inc. filed for bankruptcy protection. Mr. Buckley has held a variety of other positions, including Vice President, Finance for OfficeMax, Inc. from 1993 until 1994. From 1990 until 1993, Mr. Buckley was Vice President and Controller for Chess King, a division of Melville Corp.

     John P. Bohman joined our company in February 2000 as Vice President and General Merchandising Manager. Previously, Mr. Bohman served in various positions at Ingram Book Company, including Vice President, Sales from June 1999 until February 2000, Vice President, National Accounts from 1997 until 1999, and Director, National Accounts from 1994 until 1997.

     Susan H. Harwood has been Vice President, Chief Information Officer of our company since November 1998. Ms. Harwood joined our company in 1996 as Information Systems Project Manager. Ms. Harwood was promoted to manager of Strategic Systems Planning in 1997 and to Director, Corporate Systems in 1997. Prior to joining our company, Ms. Harwood was self-employed as an information systems consultant from 1994 until 1996.

     Kevin J. Ball became Vice President, Marketing in September 2000. From August 1995 until September 2000, Mr. Ball was Director of Advertising at Transworld Entertainment Corp. From June 1991 until August 1995, Mr. Ball was Director of Marketing and Advertising for F&M Super Drug Stores. From August 1983 until January 1991, Mr. Ball was Advertising Director for Dancer's Fashions Inc., and from June 1979 until August 1983 he was Advertising Manager for MNS Distributors.

     Matthew F. Ellis has been Vice President, Human Resources of our company since June 2000. Mr. Ellis served as Vice President, Human Resources of Home Depot, Eastern Great Lakes Division, from 1999 until 2000. From 1996 until 1999, Mr. Ellis was Senior Vice President, Human Resources of Factory Card Outlet, and from 1989 until 1995 he was Vice President, Human Resources of Today's Man. In April 1999, Factory Card Outlet filed for bankruptcy protection.

     Ann Carlano became Vice President, Store Operations of our company in June 2000. Prior to joining our company, Ms. Carlano was Vice President, Store Operations of Fitigues Inc. from 1996 until 1999 and Vice President, Store Operations of Mondi International from 1994 until 1996.

     Theodore M. Barnhill, Jr. has been a director of our company since November 1999. Since 1978, Mr. Barnhill has been Professor of Finance at The George Washington University. Since 1995, Mr. Barnhill has been a principal at Finsoft, Inc.

     Bradford R. Klatt has been a director of our company since February 2000. Since 1993, Mr. Klatt has been the principal of Roseland Property Company, a New Jersey based, full-service real estate organization founded by Mr. Klatt, which is actively involved in the acquisition, development and construction of primarily residential properties throughout the northeastern United States. Mr. Klatt is also the Managing Member of RoseLink Investors, L.L.C.

     Gordon T. Macomber has been a director of our company since November 1999. Since 1999, Mr. Macomber has served as President and Chief Executive Officer of NYU Online. From 1998 until 1999, Mr. Macomber was President of the Macmillan Division of Pearson PLC. From 1995 until 1998, Mr. Macomber was President of the Macmillan Consumer Division of Viacom Inc. From 1992 until 1995, Mr. Macomber was Vice President of the Macmillan Computer Publishing Division of Paramount Communications, Inc.

     Steven G. Panagos was appointed Acting Chief Executive Officer of our company in October 1999 and served in that capacity until Mr. Cumello's appointment in November 1999. Mr. Panagos has been a director of our company since November 1999. Since 1997, Mr. Panagos has been a principal at Zolfo Cooper, LLC, a financial consulting firm, and from 1988 until 1997 he worked at Zolfo Cooper in various other capacities. Zolfo Cooper provided financial consulting services to our company.

     Mark R. Shenkman has been a director of our company since November 1999. Mr. Shenkman is the founder and, since 1985, has been the majority shareholder, President and Chief Investment Officer of Shenkman Capital Management, Inc., an investment advisory firm. Mr. Shenkman is also the Managing Member of Shenkman Capital Management, L.L.C. We anticipate that Mr. Shenkman will resign from the audit committee of the Board of Directors and be replaced by an independent member of the Board.

     Richard H. Weinstein has been a director of our company since February 2000. Mr. Weinstein has been General Counsel and Senior Vice President of Shenkman Capital Management, Inc. since June 1997. Mr. Weinstein was a corporate lawyer with the New York law firm of Seward & Kissel from 1996 until 1997, and Caxton Corporation from 1994 until 1996.

     Gwenn S. Winkhaus has been a director of our company since November 1999. Since 1992, Ms. Winkhaus has been Tax Adviser to Oscar L. Tang at Reich & Tang Asset Management, L.P., and since 1994, has been Treasurer at KOA Holdings, Inc. From 1994 until 1995, Ms. Winkhaus was Treasurer of Phoenix Leasing Corporation, a private company which formerly operated passenger and air freight services. In January 1996, Phoenix Leasing Corporation sought relief under Chapter 11 of the U.S. Bankruptcy Code. In April 1996, the Chapter 11 proceeding was converted to a Chapter 7 case. From 1985 until 1992, Ms. Winkhaus was Senior Tax Manager at KPMG Peat Marwick LLP.

     There are no family relationships between any director and executive officer of our company.

BOARD COMPOSITION

     Currently, our Board of Directors consists of eight directors. Our bylaws provide that the Board may change the number of directors from time to time. Under our bylaws, vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors, even if the remaining directors constitute less than a quorum.

     Pursuant to our Amended and Restated Certificate of Incorporation, we will establish a "classified" Board of Directors before our next annual meeting of shareholders pursuant to which our Board will be divided into three classes of directors, with each director serving staggered three-year terms. Thus, only one-third of our directors will be eligible for election at each annual meeting. To implement the classified structure, two of our directors will be elected to a one-year term, three will be elected to a two-year term and three will be elected to a three-year term. Thereafter, directors will be elected for three-year terms. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain or attain a number of directors in each class as nearly equal as reasonably possible, but no decrease in the number of directors may shorten the term of any incumbent director.

     A classified board of directors may have the effect of deterring or delaying any attempt to obtain control of our company by a proxy contest since any person seeking control would need two separate annual meetings of shareholders in order to elect a majority of the members of our Board of Directors, and three meetings to change all directors. In addition, having a classified Board of Directors may, in some circumstances, deter or delay mergers, tender offers or other similar transactions which may be favored by some or a majority of our shareholders.

ITEM 6.  EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

     The following table sets forth all compensation we paid to our Chief Executive Officer and each of our executive officers whose total salary and bonus exceeded $100,000 in fiscal year 2000.

                                                                            LONG-TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                                                        -----------------
                                          ANNUAL COMPENSATION              SECURITIES
                                   ----------------------------------      UNDERLYING          ALL OTHER
   NAME AND PRINCIPAL POSITION     FISCAL YEAR   SALARY($)   BONUS($)        OPTIONS        COMPENSATION($)
   ---------------------------     -----------   ---------   --------   -----------------   ---------------
Charles R. Cumello
President and Chief Executive
Officer (1)......................     2000       $ 58,504         --         400,000            $ 4,558
Steven G. Panagos
Former Acting Chief Executive
Officer (2)......................     2000             --         --              --                 --
Anna L. Currence                      2000       $198,000         --              --            $80,850(4)
Former President and Chief            1999       $260,000    $ 3,001              --            $11,418
Executive Officer (3)............     1998       $ 10,488         --              --            $   488
Steven A. Pate
Former Secretary, Vice President
of Operations, and Acting Chief       2000       $175,000    $    --              --            $ 7,800
Financial Officer (5)............     1999       $168,942    $ 9,858              --            $17,931
John R. Sutton                        2000       $159,997         --              --            $ 5,850
Former Vice President of              1999       $118,739         --              --            $ 7,800
Merchandising (6)................     1998       $115,413         --              --            $10,075
Susan H. Harwood                      2000       $148,269    $ 5,048              --            $ 7,800
Vice President, Chief Information     1999       $106,655    $10,000              --            $ 1,950
Officer..........................     1998       $ 74,808         --              --                 --
Patrick Grizzell
Director of Store Operations
Former Vice President of Human
Resources (7)....................     2000       $133,462         --              --            $11,855

---------------
(1) Charles R. Cumello became President and Chief Executive Officer of our company on November 29, 1999, and he became Chairman of the Board of Directors in October 2000. Mr. Cumello is entitled to receive an annual salary of $350,000 pursuant to the terms of his employment agreement. See "-- Employment Agreements."

(2) Steven G. Panagos became Acting Chief Executive Officer of our company in October 1999 pursuant to a Management Agreement dated October 7, 1999 between Zolfo Cooper Management, LLC, and our company. Mr. Panagos resigned as Acting Chief Executive Officer on November 29, 1999 when Mr. Cumello was appointed as Chief Executive Officer. We did not pay any compensation to Mr. Panagos for his service to us as Acting Chief Executive Officer, but we did pay management fees to Zolfo Cooper Management, LLC pursuant to the Management Agreement. If you would like more information about the Management Agreement and our relationship with Zolfo Cooper Management, LLC, see "Item 7 -- Certain Relationships and Related Transactions."

(3) Anna L. Currence joined our company in January 1998 and became Chief Executive Officer in December 1998. She resigned from our company and from the Board of Directors on October 6, 1999.

(4) Primarily represents compensation earned by Ms. Currence in her capacity as a consultant to our company after she resigned as our President and Chief Executive Officer on October 6, 1999.

(5) Steven A. Pate joined our company in February 1998 as Vice President of Operations. He became Secretary of our company in July 1998 and Acting Chief Financial Officer in December of 1998. Mr. Pate resigned from our company effective March 3, 2000.

(6) John R. Sutton became our Vice President of Merchandising in September 1996. Mr. Sutton's employment with our company was terminated on October 19, 1999.

(7) Patrick Grizzell joined our company in December 1998 as Director of Stores, and was promoted to Vice President of Human Resources and Training. In June 2000, he became our Director of Store Operations.

OPTION GRANTS DURING FISCAL 2000

     During fiscal 2000, we granted options to the executive officers named in the above summary compensation table as follows:

                                                                          MARKET VALUE
                                             % OF TOTAL                     OF SHARES
                              SHARES       OPTIONS GRANTED   EXERCISE      UNDERLYING
                           UNDER OPTIONS   TO EMPLOYEES IN     PRICE     OPTIONS ON DATE
          NAME              GRANTED(#)     FISCAL 2000(%)    ($/SHARE)     OF GRANT($)       EXPIRATION DATE
          ----             -------------   ---------------   ---------   ---------------     ---------------
Charles R. Cumello.......     400,000           95.0%          $2.72      $  1,088,000(1)     Nov. 29, 2004
Steven G. Panagos........          --             --              --                --             --
Anna L. Currence.........          --             --              --                --             --
Steven A. Pate...........          --             --              --                --             --
John R. Sutton...........          --             --              --                --             --
Susan H. Harwood.........          --             --              --                --             --
Patrick Grizzell.........          --             --              --                --             --

---------------
(1) There was no public market for our common stock as of November 19, 1999, the date of grant. The amount set forth in this column represents the fair market value of such shares on the grant date, $2.72 per share, as determined by our company.

OPTIONS EXERCISED IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth certain information regarding share option ownership and exercises by the executive officers named in the above summary compensation table, as well as the number and assumed value of exercisable and unexercisable options held by those persons as of January 29, 2000.

                                                           NUMBER OF SECURITIES         VALUE OF UNEXERCISED IN
                             NUMBER OF                    UNDERLYING UNEXERCISED           THE MONEY OPTIONS
                              SHARES                        OPTIONS AT 1/29/00             AT 1/29/00($)(1)
                             ACQUIRED        VALUE      ---------------------------   ---------------------------
           NAME             ON EXERCISE   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             -----------   -----------   -----------   -------------   -----------   -------------
Charles R. Cumello........      --            --          158,333        341,667          --             --
Steven G. Panagos.........      --            --               --             --          --             --
Anna L. Currence..........      --            --               --             --          --             --
Steven A. Pate............      --            --               --             --          --             --
John R. Sutton............      --            --               --             --          --             --
Susan H. Harwood..........      --            --               --             --          --             --
Patrick Grizzell..........      --            --               --             --          --             --

---------------
(1) The value of an "in-the-money" options represents the difference between the aggregate estimated fair market value of the shares issuable upon exercise of the option and the aggregate exercise price of the option. There was no public market for our common stock as of January 29, 2000. Since the fair market value of such shares as of January 29, 2000 as determined by our company was the same as the exercise price of $2.72 per share, such options are not considered in the money.

EMPLOYMENT AGREEMENTS

     On November 29, 1999, we entered into a three year employment agreement with Charles R. Cumello, which provides that Mr. Cumello will serve as our President and Chief Executive Officer. The employment agreement provides for an annual salary of $350,000. Commencing with our fiscal year ended January 2000, Mr. Cumello is also entitled to an annual bonus ranging from $140,000 to $210,000, if we meet certain EBITDA targets. Pursuant to the employment agreement, we granted Mr. Cumello options to purchase 400,000 shares of common stock under our Emergence Bonus and Incentive Plan at an exercise price of $2.72 per share. One-third of the options granted were immediately exercisable, one-third vested on November 28, 2000 and the remaining one-third will vest November 28, 2001, provided Mr. Cumello is still employed by our company. If we terminate Mr. Cumello's employment without cause, we are required to pay Mr. Cumello his salary for the remainder of the term or for a period of 12 months, whichever is greater, and the bonus which would have been otherwise payable to Mr. Cumello for the contract year during which the termination occurs.

STOCK OPTION PLANS

  Emergence Bonus and Incentive Plan

     Pursuant to our Plan of Reorganization, we established an employee stock option plan, which we call our Emergence Bonus and Incentive Plan, under which we may grant options to purchase shares of our common stock to employees, officers, directors or consultants. Options granted under the plan may be incentive stock options, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, or non-qualified stock options. Incentive stock options may be granted only to our officers or employees. The Board of Directors, or a committee appointed by the Board, will determine the exercise price of the options. The exercise price of incentive stock options must be equal to or exceed the fair market value of our common stock on the date of grant. For any officer or employee who owns more than 10% of the voting power of all classes of our capital stock, the exercise price of any incentive stock option must equal or exceed 110% of the fair market value of our common stock on the date of grant. The maximum number of shares of common stock that may be issued under the plan is 750,000, and no officer or employee may be granted options to purchase more than 500,000 shares of common stock during any calendar year. Options generally must be exercised no later than 10 years after the date of the grant. As of November 25, 2000, we had granted options to purchase 675,000 shares of common stock.

  Director Option Plan

     We have also adopted a stock option plan, which we call our Director Option Plan, under which we may grant non-qualified stock options to our non-employee directors. The Board of Directors, or a committee appointed by the Board, will determine the exercise price of the options. The exercise price of the stock options must be equal to or exceed the fair market value of our common stock on the date of grant. The maximum number of shares of common stock that may be issued under the plan is 600,000. Options generally must be exercised no later than 10 years after the date of the grant. As of November 25, 2000, we had granted options to purchase an aggregate of 350,000 shares under the Director Option Plan.

DIRECTOR COMPENSATION

     As compensation for their service to our company as directors, each non-employee director received options to purchase shares of our common stock under our Director Option Plan. On March 13, 2000, Mark R. Shenkman, Steven G. Panagos, Theodore M. Barnhill, Jr., Gwenn S. Winkhaus, Gordon T. Macomber, Bradford R. Klatt and Richard H. Weinstein each received options to purchase 50,000 shares of our common stock at an exercise price of $2.72 per share, of which options to purchase 12,500 shares were immediately exercisable. Options to purchase the remaining 37,500 shares vest in equal one-third increments on each of March 13, 2001, 2002 and 2003. Directors are reimbursed for reasonable expenses actually incurred in connection with attending each formal meeting of the Board of Directors or any committee thereof. No other compensation is paid to directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The current members of the Compensation Committee of our Board of Directors are Mark R. Shenkman and Gwenn S. Winkhaus. During fiscal 2000, we had no Compensation Committee. For certain information about Mr. Shenkman, see "Item
7 -- Certain Relationships and Related Transactions."

     During fiscal 2000, no executive officer of our company:

     - served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served on our Compensation Committee;

     - served as a director of another entity, one of whose executive officers served on our Compensation Committee; or

     - served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served as a director of our company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Subsequent to our bankruptcy filing on July 14, 1998, Royalty Books Associates, LLC, or Royalty Books, purchased an aggregate of $17.8 million of general unsecured claims from various creditors of our company. Pursuant to our Plan of Reorganization, Royalty Books is entitled to receive 1,486,671 shares of our common stock, representing approximately 35.0% of our outstanding shares of common stock, assuming that the total number of shares deemed to be outstanding as of November 25, 2000 was 4,378,050. It is likely that the percentage of outstanding shares owned by each shareholder will change as a result of the number of shares ultimately issued. Such percentage change could be significant. See "Item 4. -- Security Ownership of Certain Beneficial Owners and Management." We have granted certain demand and incidental registration rights to Royalty Books with respect to the shares of common stock issued pursuant to the Plan of Reorganization. The Managing Member of Royalty Books is Shenkman Capital Management, L.L.C., whose Managing Member is Mark R. Shenkman, a director of our company. Richard H. Weinstein, a director of our company, is the General Counsel and Vice President of Shenkman Capital Management Inc., an affiliate of Shenkman Capital Management, L.L.C.

     In March 2000, Shenkman Capital Management, L.L.C. purchased in our private placement a subordinated promissory note of Crownbooks.com in the principal amount of $162,500 and warrants to purchase 59,743 shares of our common stock at an exercise price of $2.72 per share. Mark R. Shenkman, a director of our company, is the Managing Member of Shenkman Capital Management L.L.C. Shenkman Capital Management L.L.C. is the Managing Member of Royalty Books.

     In July 1998, we engaged Zolfo Cooper, LLC as special financial advisors and bankruptcy consultants to assist us in restructuring our business and developing, negotiating and confirming our Plan of Reorganization. On October 7, 1999, we entered into a Management Agreement with Zolfo Cooper Management, LLC, an affiliate of Zolfo Cooper, LLC, under which Zolfo Cooper Management, LLC agreed to perform management services for our company. Pursuant to the Management Agreement, Steven G. Panagos, a director of our company and a principal of Zolfo Cooper, LLC, became our Acting Chief Executive Officer. Mr. Panagos resigned as our Acting Chief Executive Officer on November 29, 1999, but continues to serve as a director of our company. During fiscal 1999 and fiscal 2000, we made total payments of $0.8 million and $0.9 million, respectively, to Zolfo Cooper, LLC and Zolfo Cooper Management, LLC. In connection with the Management Agreement, we also issued to Zolfo Cooper, LLC warrants to purchase 150,000 shares of common stock at an exercise price of $2.72 per share. These warrants expire on October 1, 2006.

     In March 2000, Zolfo Cooper, LLC purchased in our private placement a subordinated promissory note of Crownbooks.com in the principal amount of $100,000 and warrants to purchase 36,765 shares of our common stock at an exercise price of $2.72 per share. Steven G. Panagos, a director of our company, is a principal of Zolfo Cooper, LLC.

     In March 2000, RoseLink Investors LLC purchased in our private placement a subordinated promissory note of Crownbooks.com in the principal amount of $650,000 and warrants to purchase 238,971 shares of our common stock at an exercise price of $2.72 per share. Bradford R. Klatt, a director of our company, is the Managing Member of RoseLink Investors LLC.

ITEM 8.  LEGAL PROCEEDINGS.

     On July 14, 1998, we and our subsidiaries filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On October 7, 1999, the Bankruptcy Court confirmed our First Amended Joint Chapter 11 Plan of Reorganization dated June 30, 1999, as modified. Pursuant to the Plan of Reorganization, we were required to file with the Bankruptcy Court objections to the proof of claims filed by our former creditors by March 10, 2000. We filed objections to certain proofs of claim on or before March 10, 2000, and received extensions from the Bankruptcy Court to file objections to other claims. We have filed with the Bankruptcy Court a request for an extension until January 10, 2001 to file objections to the remaining proofs of claim. As of November 25, 2000, we had filed most of our objections. If the disputed amounts are allowed by the Bankruptcy Court, we will issue additional shares of common stock to the creditors in satisfaction of their claims. See "Item 1 -- Business -- Bankruptcy Proceedings."

     Other than our bankruptcy case and ordinary and routine litigation incidental to our business operations, we are not involved in any pending legal proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION

     Old Common Stock. As of November 11, 1999, the effective date of our Plan of Reorganization, all of the shares of common stock outstanding prior to the effective date were cancelled pursuant to our Plan of Reorganization.

     New Common Stock. On November 11, 1999, pursuant to our Plan of Reorganization, we were authorized to issue an aggregate of 5.0 million shares of common stock to the creditors of our company. As of November 25, 2000, there were 4,378,050 shares of our common stock deemed to be outstanding. The 4,378,050 shares deemed to be outstanding are subject to adjustment as we reconcile outstanding claims from our bankruptcy case. As a result, the total number of shares issued could be materially less or more than the number of shares currently deemed to be outstanding. We expect to issue these shares prior to the time this Registration Statement becomes effective.

     There is no current public trading market for our new common stock. We are applying to have our common stock listed on the American Stock Exchange. There can be no assurance that our application to list our common stock on the American Stock Exchange will be accepted. If it is not, we expect our common stock to be quoted on the OTC Bulletin Board. Whether our common stock is listed on the American Stock Exchange or quoted on the OTC Bulletin Board, there can be no assurance that an active and liquid trading market will develop.

SHARES ELIGIBLE FOR FUTURE SALE

     All of our shares of common stock will be issued in reliance upon Section 1145(a) of the Bankruptcy Code. Such shares will be considered to have been sold in a public offering pursuant to Section 1145(c). Accordingly, when such shares are issued, none will constitute "restricted securities" as defined in Rule 144 under the Securities Act of 1933, as amended, and such shares will be freely saleable under the Securities Act, unless the holders thereof are considered to be "underwriters."

     All of the shares of common stock issuable upon the exercise of warrants sold in connection with our private placement or otherwise are "restricted securities" within the meaning of Rule 144 since such shares were issued and sold by us in a private transaction in reliance upon an exemption from registration under the Securities Act. The shares of common stock issued upon exercise of such warrants may be sold only if they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act, is available.

     In general, under Rule 144 a person who owns and fully pays for shares that were acquired from the issuer or an affiliate of the issuer at least one year prior to the proposed sale is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock (approximately 43,780 shares assuming that 4,378,050 shares are deemed to be outstanding as of November 25, 2000) or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of that sale is filed, subject to certain additional public information and notification requirements. In addition, if the shares were acquired from the issuer or an affiliate of the issuer at least two years prior to the proposed sale, a person who has not been an affiliate of the issuer during the preceding three months is entitled to sell those shares under Rule 144(k) without regard to the requirements described above.

     As of November 25, 2000, options to purchase a total of 1,146,140 shares of common stock were outstanding under the Emergence Bonus and Incentive Plan, the Director Option Plan and under non-plan stock options, of which options to purchase 425,306 shares are currently exercisable.

     As of November 25, 2000, 1,620,590 shares of common stock were issuable upon the exercise of outstanding warrants.

     Some holders of our common stock have rights to have their shares registered for resale under the Securities Act. See "Description of Registrant's Securities to be Registered -- Registration Rights."

     Approximately 180 days after the effectiveness of this registration statement, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock reserved for future issuance under the Emergence Bonus and Incentive Plan and the Director Option Plan. Based on the number of shares reserved for issuance as of November 25, 2000, this registration statement would cover approximately 1,350,000 shares. That registration statement will automatically become effective upon filing. Accordingly, shares issued upon the exercise of stock options granted under our stock option plans will be eligible for resale in the public market from time to time, subject to vesting restrictions.

HOLDERS

     As of November 25, 2000, assuming the approval by the Bankruptcy Court of all outstanding and unresolved general unsecured claims, there would be approximately 400 record holders of our new common stock.

DIVIDENDS

     We have not declared or paid any cash dividends on our common stock, and we do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future. We intend to retain any future earnings to repay indebtedness or finance the growth and development of our business. Any determination as to the payment of dividends will be at the discretion of our Board of Directors and will depend on, among other things, our operating results, financial condition, capital requirements, contractual provisions which restrict or prohibit the declaration of dividends and such other factors as our Board of Directors may deem relevant.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

  Emergence from Bankruptcy

     Pursuant to our Plan of Reorganization, we are authorized to issue up to
5.0 million shares of our new common stock in satisfaction of allowed claims against us by our general unsecured creditors. As of November 25, 2000, there were 4,378,050 shares of our new common stock deemed to be outstanding. The number of shares deemed to be outstanding is subject to adjustment as we reconcile outstanding claims from our general unsecured creditors. As a result, the total number of shares issued could be materially less or more than the number of shares currently deemed to be outstanding, but will not be in excess of 5.0 million shares. Assuming the approval by the Bankruptcy Court of all outstanding and unresolved general unsecured claims as of November 25, 2000, there would be approximately 400 holders of record as of such date. We expect to issue these shares prior to the time this Registration Statement becomes effective. Based upon the exemption provided by Section 1145 of the Bankruptcy Code, we believe that none of these securities are required to be registered under the Securities Act of 1933, as amended, or under any state or local law requiring registration for offer or sale of a security or registration of licensing of an issuer of, underwriter of, or broker or dealer in, such securities, in connection with their issuance and distribution pursuant to the Plan of Reorganization. If you would like more information about the 4,378,050 shares of common stock deemed to be outstanding, see "Item 9 -- Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder
Matters -- Market Information -- New Common Stock."

  Private Placement

     In March 2000, we and Crownbooks.com raised $4.0 million through the private placement of units consisting of (i) a three-year 6% subordinated promissory note of Crownbooks.com in the principal amount of $500,000, and (ii) a three-year warrant to purchase 183,824 shares of common stock of our company at an exercise price of $2.72 per share. If you want more information about our private placement, please see our discussion in "Item 2 -- Financial Information -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Private Placement."

     The sale of the securities sold in the private placement was made pursuant to an exemption from the registration provisions of the Securities Act of 1933, as amended, set forth in Section 4(2) thereof as a transaction by an issuer not involving a public offering.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

     Our authorized capital stock consists of 10.0 million shares of common stock, par value $0.01 per share, and 1.0 million shares of preferred stock, par value $0.01 per share. As of November 25, 2000, there were 4,378,050 shares of common stock deemed to be outstanding and no shares of preferred stock outstanding. If all of our outstanding options and warrants are exercised, we will have an additional 2,766,730 shares of common stock outstanding. Our Amended and Restated Certificate of Incorporation prohibits us from issuing non-voting equity securities and does not contain any redemption or sinking fund provisions. If you would like more information about the 4,378,050 shares of common stock deemed to be outstanding, see "Item 9 -- Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters -- Market Information -- New Common Stock."

COMMON STOCK

     When issued, all of our outstanding shares of common stock will be validly issued, fully paid and non-assessable. The holders of common stock are entitled to such dividends (whether payable in cash, property or capital stock) as may be declared from time to time by our Board of Directors from funds, property or stock legally available therefor, and are entitled after payment of all prior claims, to receive all of our assets upon the liquidation, dissolution or winding up of our company. Generally, holders of common stock have no redemption, conversion or preemptive rights to purchase or subscribe for our securities.

     Except as required by law, the holders of common stock are entitled to vote on all matters as a single class, and each holder of common stock is entitled to one vote for each share of common stock owned. Holders of common stock do not have cumulative voting rights. Our common stock is not currently traded on any securities exchange. We are applying to have our common stock listed on the American Stock Exchange. However, there is no guarantee that we will be successful in this effort, or, even if we are, that an active and liquid trading market will develop.

PREFERRED STOCK

     Under our Amended and Restated Certificate of Incorporation, our Board of Directors is authorized, subject to certain limitations prescribed by law, to issue shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences and relative participation, option or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion or exchange rights, redemption price and liquidation preference, of any such class or series. In addition, our Board of Directors may fix the number of shares constituting any such class or series, and increase or decrease the number of shares of any such class or series, but not below the number of outstanding shares of any such class or series. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no current plans to issue preferred stock.

REGISTRATION RIGHTS

  Royalty Books

     We have granted demand and incidental registration rights to Royalty Books covering the shares of common stock issued to it pursuant to the Plan of Reorganization. The demand registration rights we granted to Royalty Books are exercisable at any time and expire on November 11, 2004. The incidental registration rights we granted to Royalty Books are exercisable at any time in connection with certain registration statements we file.

  Private Placement

     We also have granted demand and incidental registration rights covering a total of 1,470,590 shares of our common stock to the holders of the warrants we issued in our private placement. The demand registration rights are exercisable at any time commencing one year after our common stock is listed on a national securities exchange or quoted on the Nasdaq National Market or the Nasdaq SmallCap Market. The incidental registration rights we granted to the holders of our warrants are exercisable at any time in connection with certain registration statements that we file. The demand and incidental registration rights expire on March 22, 2003.

  Zolfo Cooper, LLC

     We also have granted incidental registration rights to Zolfo Cooper, LLC covering the 150,000 shares of common stock underlying the warrants we issued to Zolfo Cooper, LLC in connection with the Management Agreement. These registration rights are exercisable at any time in connection with certain registration statements that we file.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware permits a corporation, through its certificate of incorporation, to eliminate the personal liability of its directors and officers to the corporation or its stockholders, so long as the director or officer acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, and, with respect to criminal action, had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation exonerates our directors from monetary liability to the fullest extent permitted by this statutory provision but does not restrict the availability of non-monetary and other equitable relief.

     Our amended and restated certificate of incorporation requires us to indemnify each director and officer against all expense, liability and loss actually and reasonably incurred or suffered in connection with any action, suit or proceeding (as defined therein, which includes any threatened proceeding, whether civil, criminal, administrative, or investigative) to the maximum extent permitted, and in the manner prescribed by, the General Corporation Law of the State of Delaware and any other applicable law. Our amended and restated certificate of incorporation also requires us to advance expenses to such persons, provided however, that such person shall deliver an undertaking to us to return such advances in the event of an adverse ruling. We maintain a $10.0 million directors' and officers' liability insurance policy.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     Our audited consolidated financial statements for fiscal 2000, 1999, and 1998 and our unaudited financial statements for the six months ended July 29, 2000, are set forth at the end of this Registration Statement and begin on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Our former independent auditors, Arthur Andersen LLP, resigned on June 15, 1999. During fiscal 1998 and fiscal 1999, and all subsequent interim periods through June 15, 1999 (the date of resignation), we had no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

     During fiscal 1998, our prior management team implemented a new computer system to manage our accounts payable and inventory operations. This new computer system was not adequately tested, and was not compatible with our computerized point-of-sale system at the store level. Due to difficulties associated with the adoption of this new computer system, our internal control system was compromised in certain areas. For example, during fiscal 1998 and 1999, we were unable to accurately and timely reconcile our purchases from and amounts payable to each of our vendors, and had difficulty maintaining inventory levels at our stores. In addition, reconciliations of certain key ledger accounts, including cash, accounts payable and inventory were not performed on a timely basis during fiscal 1998 and the adjustment required to reconcile the general ledger to the physical inventory at year-end was unusually high. A significant manual effort was required in connection with the fiscal 1998 year-end financial statement closing process to reconcile these accounts, determine the nature of any reconciling items and record adjustments to correct errors or omissions to these accounts. Arthur Andersen LLP advised us in both April 1998 and April 1999 that material weaknesses and significant deficiencies existed in our internal controls that could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in its financial statements. As a result, during fiscal 1999 Arthur Andersen LLP determined that they could not complete a review of our quarterly financial statements in accordance with the American Institute of Certified Public Accountant guidelines. Accordingly, they did not issue a report on any of our interim financial information.

     Arthur Andersen LLP's report on our financial statements for fiscal 1999 included the following going concern qualification:

     "The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced significant losses in the last three fiscal years, and has a net capital deficiency of $30.2 million at January 30, 1999. In addition, as described in Note 1 to the accompanying financial statements, in July 1998 the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. These matters among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters, including its intent to file a plan of reorganization that will be acceptable to the Court and the Company's creditors, are also described in Note 1. In the event a plan of reorganization is accepted, continuation of the business thereafter is dependent on the Company's ability to achieve successful future operations. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern."

     On June 29, 1999, our Board of Directors approved Grant Thornton LLP as our new independent auditors. During the most recent two fiscal years and subsequent interim period preceding the appointment of Grant Thornton LLP as our auditors, we had not consulted Grant Thornton LLP regarding:

     - the application of accounting principles to a specified transaction, either completed or proposed;

     - the type of opinion that might be rendered on our financial statements;
       or

     - any matter that was either the subject of a disagreement or a reportable event.

     We have taken steps which we believe have improved our internal controls and procedures. However, we continue to experience problems with our management information systems and therefore are having difficulty in timely reconciling our inventory and accounts payable. Accordingly, a significant amount of manual effort is still required to reconcile these accounts. We believe our automated internal controls and procedures would benefit from further improvements. We are continuing the process of improving our internal controls and procedures, and are committed to investing in our information systems in order to meet the needs of our business.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a) Index of Financial Statements

     The following financial statements of our company are included at the indicated page in this Registration Statement:

     Audited Consolidated Financial Statements:

Report of Grant Thornton LLP, Independent Certified Public
  Accountants...............................................     F-1
Report of Arthur Andersen, LLP, Independent Public
  Accountants...............................................     F-2
Consolidated Balance Sheets as of January 29, 2000 and
  January 30, 1999..........................................     F-3
Consolidated Statements of Operations for the years ended
  January 29, 2000, January 30, 1999 and January 31, 1998...     F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  for the years ended January 29, 2000, January 30, 1999 and
  January 31, 1998..........................................     F-5
Consolidated Statements of Cash Flows for the years ended
  January 29, 2000, January 30, 1999 and January 31, 1998...     F-6
Notes to Consolidated Financial Statements..................     F-8

Unaudited Consolidated Financial Statements:

Consolidated Balance Sheets for the six months ended July
  29, 2000 and the fiscal year ended January 29, 2000.......    F-20
Consolidated Statements of Operations for the six months
  ended July 29, 2000 and July 31, 1999.....................    F-21
Consolidated Statements of Cash Flows for the six months
  ended July 29, 2000 and July 31, 1999.....................    F-22
Notes to Consolidated Financial Statements..................    F-23

     (b) Schedules have been omitted because the information is not required or has been provided elsewhere in this financial statement. The following exhibits are filed herewith:

EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
 2.1      First Amended Disclosure Statement for Debtors' First
          Amended Joint Chapter 11 Plan of Reorganization dated August
          18, 1999.
 3.1      Amended and Restated Certificate of Incorporation.
 3.2      Bylaws.
 4.1      Form of certificate of common stock.
10.1      Revolving Credit Facility Agreement dated July 15, 1998,
          among Crown Books Corporation, Foothill Capital Corporation and Paragon Capital, LLC.
10.2      First Amendment to Loan and Security Agreement dated August
          17, 1998, among Crown Books Corporation, Foothill Capital
          Corporation and Paragon Capital LLC.
10.3      Second Amendment to Loan and Security Agreement dated
          September 9, 1998, among Crown Books Corporation, Foothill
          Capital Corporation and Paragon Capital LLC.
10.4      Post-Confirmation Credit Agreement and Ratification and
          Third Amendment Agreement dated November 11, 1999, among
          Crown Books Corporation, Foothill Capital Corporation and
          Paragon Capital LLC.
10.5      Registration Rights Agreement dated November 11, 1999,
          between Crown Books Corporation and Royalty Books
          Associates, LLC.
10.6      Memorandum of Understanding dated November 11, 1999, by and between Crown Books Corporation and Ingram Book Company.(1)
10.7      Security Agreement dated November 9, 1999, between Ingram
          Book Company and Crown Books Corporation.
10.8      Subordination and Intercreditor Agreement dated November 11,
          1999, by and between Ingram Book Company and Paragon Capital
          L.L.C.
10.9      Emergence Bonus and Incentive Plan.
10.10     Director Option Plan.
10.11     Employment Agreement between Crown Books Corporation and
          Charles R. Cumello dated November 29, 1999.
10.12     Lease for Principal Executive Offices: Maryland Multi-Tenant
          Industrial Lease; Inglewood Tech Center II dated April 25,
          2000.
10.13     Form of Warrant to purchase common stock of Crown Books
          Corporation.
10.14     Form of Promissory Note of Crownbooks.com, Inc.
10.15     Form of Registration Rights Agreement by and between Crown
          Books Corporation and the investors in the private
          placement.
10.16     Form of Management Agreement dated October 7, 1999, between
          Crown Books Corporation and Zolfo Cooper Management, LLC.
16.1      Letter re change in certifying accountant.
27.1      Financial Data Schedule.

---------------
(1) (This agreement is filed in redacted form as it is subject to a request for confidentiality submitted to the Securities and Exchange Commission.)

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CROWN BOOKS CORPORATION

                                          By: /s/ CHARLES R. CUMELLO
                                            ------------------------------------
                                            Charles R. Cumello
                                            Chairman of the Board, President
                                            and Chief Executive Officer

Date: December 8, 2000

                                 EXHIBIT INDEX

EXHIBIT                                                                  PAGE
NUMBER                           EXHIBIT TITLE                          NUMBER
-------                          -------------                          ------
 2.1      First Amended Disclosure Statement for Debtors' First
          Amended Joint Chapter 11 Plan of Reorganization dated August
          18, 1999.
 3.1      Amended and Restated Certificate of Incorporation.
 3.2      Bylaws.
 4.1      Form of certificate of common stock.
10.1      Revolving Credit Facility Agreement dated July 15, 1998,
          among Crown Books Corporation, Foothill Capital Corporation and Paragon Capital, LLC.
10.2      First Amendment to Loan and Security Agreement dated August
          17, 1998, among Crown Books Corporation, Foothill Capital
          Corporation and Paragon Capital, LLC.
10.3      Second Amendment to Loan and Security Agreement dated
          September 9, 1998, among Crown Books Corporation, Foothill
          Capital Corporation and Paragon Capital, LLC.
10.4      Post-Confirmation Credit Agreement and Ratification and
          Third Amendment Agreement dated November 11, 1999, among
          Crown Books Corporation, Foothill Capital Corporation and
          Paragon Capital, LLC.
10.5      Registration Rights Agreement dated November 11, 1999,
          between Crown Books Corporation and Royalty Books
          Associates, LLC.
10.6      Memorandum of Understanding dated November 11, 1999, by and between Crown Books Corporation and Ingram Book Company.(1)
10.7      Security Agreement dated November 9, 1999, between Ingram
          Book Company and Crown Books Corporation.
10.8      Subordination and Intercreditor Agreement dated November 11,
          1999, by and between Ingram Book Company and Paragon Capital
          L.L.C.
10.9      Emergence Bonus and Incentive Plan.
10.10     Director Option Plan.
10.11     Employment Agreement between Crown Books Corporation and
          Charles R. Cumello dated November 29, 1999.
10.12     Lease for Principal Executive Offices: Maryland Multi-Tenant
          Industrial Lease; Inglewood Tech Center II dated April 25,
          2000.
10.13     Form of Warrant to purchase common stock of Crown Books
          Corporation.
10.14     Form of Promissory Note of Crownbooks.com, Inc.
10.15     Form of Registration Rights Agreement by and between Crown
          Books Corporation and the investors in the private
          placement.
10.16     Form of Management Agreement dated October 7, 1999, between
          Crown Books Corporation and Zolfo Cooper Management, LLC.
16.1      Letter re change in certifying accountant.
27.1      Financial Data Schedule.

---------------
(1) (This agreement is filed in redacted form as it is subject to a request for confidentiality submitted to the Securities and Exchange Commission.)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Crown Books Corporation

     We have audited the consolidated balance sheet of Crown Books Corporation (a Delaware corporation) and Subsidiaries ("the Company") as of January 29, 2000 (Reorganized Company), and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the three month period ended January 29, 2000 (Reorganized Company) and the nine month period ended October 30, 1999 (Predecessor Company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Crown Books Corporation and Subsidiaries as of January 30, 1999 (Predecessor Company) and for the years ended January 30, 1999 and January 31, 1998 (Predecessor Company), were audited by other auditors whose report dated April 28, 1999, on those statements included an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

     On November 11, 1999, the Company emerged from bankruptcy. As discussed in Notes A, B and C to the consolidated financial statements, effective October 30, 1999, the Company emerged from bankruptcy and in accounting for the reorganization adopted "fresh start reporting" as required by Statement of Position (SOP 90-7), Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, issued by the American Institute of Certified Public Accountants. As a result of the reorganization and adoption of fresh start reporting, the January 29, 2000 consolidated balance sheet is not comparable to the Company's January 30, 1999 consolidated balance sheet since it presents the consolidated financial position of the reorganized entity.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crown Books Corporation and Subsidiaries at January 29, 2000, (Reorganized Company) and the consolidated results of their operations and their consolidated cash flows for the three month period ended January 29, 2000 (Reorganized Company) and the nine month period ended October 30, 1999 (Predecessor Company), in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Baltimore, Maryland
May 31, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Crown Books Corporation:

     We have audited the accompanying consolidated balance sheet of Crown Books Corporation (a Delaware corporation, and subsidiaries as of January 30, 1999 (Predecessor Company), and the related statements of operations, stockholders' (deficit) equity, and cash flows for each of the two fiscal years in the period ended January 30, 1999 (Predecessor Company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crown Books Corporation and subsidiaries as of January 30, 1999 (Predecessor Company) and the results of their operations and their cash flows for each of the two fiscal years in the period ended January 30, 1999 (Predecessor Company) in conformity with accounting principles generally accepted in the United States.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced significant losses in the last three fiscal years, and has a net capital deficiency of $30.2 million at January 30, 1999 (Predecessor Company). In addition, as described in Note A to the accompanying financial statements, in July 1998 the Company filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. These matters among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters, including its intent to file a plan of reorganization that will be acceptable to the Court and the Company's creditors, are also described in Note A. In the event a plan of reorganization is accepted, continuation of the business thereafter is dependent on the Company's ability to achieve successful future operations. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

     As discussed in Note B to the consolidated financial statements, in fiscal 1998 the Company changed its method of accounting for purchased computer software costs.

Washington, D.C.
April 28, 1999

                                          /s/Arthur Andersen LLP

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                     JANUARY 29, 2000 AND JANUARY 30, 1999
                             (DOLLARS IN THOUSANDS)

                                                                REORGANIZED        PREDECESSOR
                                                                  COMPANY            COMPANY
                                                              ----------------   ----------------
                                                              JANUARY 29, 2000   JANUARY 30, 1999
                                                              ----------------   ----------------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents..............................        2,616            $ 3,298
     Accounts receivable....................................        2,462                 85
     Merchandise inventories................................       55,799             57,023
     Other current assets...................................        2,305                706
                                                                  -------            -------
          Total current assets..............................       63,182             61,112
PROPERTY AND EQUIPMENT -- AT COST
     Furniture and fixtures.................................       11,828             26,761
     Leasehold improvements.................................        1,178              8,105
                                                                  -------            -------
                                                                   13,006             34,866
     Less accumulated amortization and depreciation.........          242             23,787
                                                                  -------            -------
                                                                   12,764             11,079
OTHER ASSETS................................................          449                334
                                                                  -------            -------
                                                                  $76,395            $72,525
                                                                  =======            =======
       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
     Accounts payable -- trade..............................      $14,097            $13,258
     Line-of-credit/debtor-in-possession financing..........       26,095             17,881
     Accrued expenses
       Salaries and benefits................................        1,266              2,553
       Taxes, other than income.............................        2,450              1,774
       Other................................................        9,042              2,451
     Gift certificates liabilities..........................        3,615              5,218
     Due to affiliate.......................................           --                 58
                                                                  -------            -------
          Total current liabilities.........................       56,565             43,193
LIABILITIES SUBJECT TO COMPROMISE...........................           --             59,542
COMMITMENTS AND CONTINGENCIES...............................           --                 --
STOCKHOLDERS' EQUITY (DEFICIT)
     Common stock, par value $.01 per share; 20,000,000
       shares authorized, 5,000,000 and 5,612,611 shares
       issued and outstanding in 2000 and 1999,
       respectively.........................................           50                 56
     Additional paid-in capital.............................       20,550             43,809
     Accumulated deficit....................................         (770)           (68,619)
     Treasury stock, 324,138 shares of common stock at
       cost.................................................           --             (5,456)
                                                                  -------            -------
                                                                   19,830            (30,210)
                                                                  -------            -------
                                                                  $76,395            $72,525
                                                                  =======            =======

   The accompanying notes are an integral part of these financial statements.

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                           FOR THE PERIODS INDICATED
                             (DOLLARS IN THOUSANDS)

                                       REORGANIZED
                                         COMPANY                         PREDECESSOR COMPANY
                                     ----------------   ------------------------------------------------------
                                          THREE               NINE                     YEAR ENDED
                                       MONTHS ENDED       MONTHS ENDED     -----------------------------------
                                     JANUARY 29, 2000   OCTOBER 30, 1999   JANUARY 30, 1999   JANUARY 31, 1998
                                     ----------------   ----------------   ----------------   ----------------
REVENUES
     Sales.........................      $58,524            $125,901           $216,613           $297,505
     Interest and other income.....          (16)                 17                212                290
                                         -------            --------           --------           --------
                                          58,508             125,918            216,825            297,795
EXPENSES
     Cost of sales.................       41,047              90,420            162,459            212,141
     Store occupancy and
       warehousing.................        6,857              19,039             41,202             48,356
     Selling and administrative....        7,971              22,016             41,264             68,046
     Depreciation and
       amortization................          242               2,049              3,957              5,809
     Interest expense..............          777               1,719              2,064              1,497
     Write-off of impaired
       assets......................           --                  --                 --              4,275
     Closed store charge
       (reversal)..................           --                  --                 --             (1,634)
                                         -------            --------           --------           --------
                                          56,894             135,243            250,946            338,490
                                         -------            --------           --------           --------
     Income (loss) before
       reorganization costs, non
       operating cost, net effect
       of the change in accounting
       method and income tax.......        1,614              (9,325)           (34,121)           (40,695)
REORGANIZATION COSTS...............        1,991               2,736             31,889                 --
NON OPERATING EXPENSES (INCOME)....          393                (973)                --                 --
CHANGES IN ACCOUNTING UNDER FRESH
  START REPORTING..................           --              (3,532)                --                 --
                                         -------            --------           --------           --------
     Loss before income tax........         (770)             (7,556)           (66,010)           (40,695)
INCOME TAX BENEFIT.................           --                  --                 --             15,016
VALUATION ALLOWANCE FOR DEFERRED
  TAX ASSET........................           --                  --                 --            (22,971)
                                         -------            --------           --------           --------
NET LOSS...........................      $  (770)           $ (7,556)          $(66,010)          $(48,650)
                                         =======            ========           ========           ========
PER SHARE DATA:
     Basic loss per share..........      $  (.15)                 (A)                (A)                (A)
     Diluted loss per share........         (.15)                 (A)                (A)                (A)
WEIGHTED AVERAGE COMMON SHARES AND
  COMMON SHARE EQUIVALENTS
  OUTSTANDING:
     Basic.........................        5,000                  (A)                (A)                (A)
     Diluted.......................        5,000                  (A)                (A)                (A)

---------------
(A) Earnings per share is not presented for the Predecessor Company because such presentation would not be meaningful. The Predecessor Company stock was canceled under the plan of reorganization and the new stock was issued following consummation of the plan.

   The accompanying notes are an integral part of these financial statements.

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                           FOR THE PERIODS INDICATED
                             (DOLLARS IN THOUSANDS)

                                      REORGANIZED
                                        COMPANY                          PREDECESSOR COMPANY
                                    ----------------   -------------------------------------------------------
                                         THREE               NINE                      YEAR ENDED
                                      MONTHS ENDED       MONTHS ENDED      -----------------------------------
                                    JANUARY 29, 2000   OCTOBER 30, 1999    JANUARY 30, 1999   JANUARY 31, 1998
                                    ----------------   -----------------   ----------------   ----------------
COMMON STOCK:
  Balance, beginning of period....      $    50            $     56            $     56           $    56
  Fresh start revaluation.........           --                  (6)                 --                --
                                        -------            --------            --------           -------
  Balance, end of period..........      $    50            $     50            $     56           $    56
                                        =======            ========            ========           =======
ADDITIONAL PAID-IN CAPITAL:
  Balance, beginning of period....      $20,550            $ 43,809            $ 43,809           $43,809
  Fresh start revaluation.........           --             (23,259)                 --                --
                                        -------            --------            --------           -------
  Balance, end of period..........      $20,550            $ 20,550            $ 43,809           $43,809
                                        =======            ========            ========           =======
(ACCUMULATED DEFICIT) RETAINED
  EARNINGS:
  Balance, beginning of period....      $    --            $(68,619)           $ (2,609)          $46,041
  Cancellation of liabilities
     subject to compromise........           --              53,932                  --                --
  Fresh start revaluation.........           --              22,243                  --                --
  Net loss........................         (770)             (7,556)            (66,010)          (48,650)
                                        -------            --------            --------           -------
  Balance, end of period..........      $  (770)           $     --            $(68,619)          $(2,609)
                                        =======            ========            ========           =======
TREASURY STOCK:
  Balance, beginning of period....      $    --            $ (5,456)           $ (5,456)          $(5,451)
  Fresh start revaluation.........           --               5,456                  --                --
  Acquisition of treasury stock...           --                  --                  --                (5)
                                        -------            --------            --------           -------
Balance, end of period............      $    --            $     --            $ (5,456)          $(5,456)
                                        =======            ========            ========           =======
SHARES OF COMMON STOCK
  OUTSTANDING:
  Balance, beginning and end of
     period.......................        5,000               5,289               5,289             5,289
                                        =======            ========            ========           =======

   The accompanying notes are an integral part of these financial statements.

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE PERIODS INDICATED
                             (DOLLARS IN THOUSANDS)

                                           REORGANIZED
                                             COMPANY                         PREDECESSOR COMPANY
                                         ----------------   ------------------------------------------------------
                                              THREE               NINE                     YEAR ENDED
                                           MONTHS ENDED       MONTHS ENDED     -----------------------------------
                                         JANUARY 29, 2000   OCTOBER 30, 1999   JANUARY 30, 1999   JANUARY 31, 1998
                                         ----------------   ----------------   ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss.............................      $  (770)          $  (7,556)          $(66,010)          $(48,650)
  Adjustments to reconcile net loss to
    net cash provided by (used in)
    operating activities Depreciation
    and amortization...................          242               2,049              3,957              5,809
    Reversal of closed stores and
      restructuring charge.............           --                  --                 --             (1,634)
    Valuation allowance for deferred
      tax asset........................           --                  --                 --             22,971
    Provision for impaired assets......           --                  --                 --              4,275
    Interest in excess of capital loan
      payments.........................           --                  --                 --                 41
    Loss on disposal of fixed assets...          519                  --              8,813              1,205
    Changes in assets and liabilities
      Accounts receivable..............         (783)             (1,594)             5,870              2,825
      Merchandise inventories..........        8,695              (7,471)            22,434             30,579
      Prepaid and refundable income
         taxes.........................           --                  --                584              3,218
      Other current assets.............         (635)               (964)             2,711               (515)
      Other assets.....................          283                (398)               (34)               (25)
      Accounts payable -- trade........       (6,028)              6,867            (40,838)              (691)
      Accrued expenses.................        2,942              (3,420)           (18,802)             2,856
      Due to affiliate.................           --                 (58)              (360)               205
      Deferred income taxes............           --                  --                 --            (13,737)
                                             -------           ---------           --------           --------
         Net cash provided by (used in)
           operating activities before
           reorganization items........        4,465             (12,545)           (81,675)             8,732
      Reorganization items:
         Reserve for closed stores and
           restructuring...............           --                  --             (5,814)            (1,577)
         Accounts payable..............           --                  --             30,555                 --
         Closed store reserves.........           --                  --             17,957                 --
         Court approved claims paid-in
           bankruptcy..................           --                (755)                --                 --
         Other.........................           --                  --             11,030                 --
                                             -------           ---------           --------           --------
         Net cash provided by (used in)
           operating activities after
           reorganization items........        4,465             (13,300)           (27,947)             7,155
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures.................          (35)                (26)              (514)            (9,323)
                                             -------           ---------           --------           --------
         Net cash used in investing
           activities..................          (35)                (26)              (514)            (9,323)
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings under revolving credit
    facilities.........................       (4,846)             13,060             17,881                 --
  Purchase of treasury stock...........           --                  --                 --                 (5)
                                             -------           ---------           --------           --------
         Net cash provided by (used in)
           financing activities........       (4,846)             13,060             17,881                 (5)
                                             -------           ---------           --------           --------

   The accompanying notes are an integral part of these financial statements.

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES

                                           REORGANIZED
                                             COMPANY                         PREDECESSOR COMPANY
                                         ----------------   ------------------------------------------------------
                                              THREE               NINE                     YEAR ENDED
                                           MONTHS ENDED       MONTHS ENDED     -----------------------------------
                                         JANUARY 29, 2000   OCTOBER 30, 1999   JANUARY 30, 1999   JANUARY 31, 1998
                                         ----------------   ----------------   ----------------   ----------------
         NET DECREASE IN CASH AND CASH
           EQUIVALENTS.................         (416)               (266)           (10,580)            (2,173)
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF PERIOD............................        3,032               3,298             13,878             16,051
                                             -------           ---------           --------           --------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD...............................      $ 2,616           $   3,032           $  3,298           $ 13,878
                                             =======           =========           ========           ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Cash paid (refunded) during the
    period for:
    Interest...........................      $   777           $   1,719           $  2,064           $  1,497
    Income taxes (refund)..............           --                  --                 --             (4,445)
SUPPLEMENTAL DISCLOSURE OF NONCASH
  ACTIVITIES:
  Write-off book value of fixed assets
    to restructuring and closed store
    reserves...........................      $    --           $      --           $     --           $  4,956
  Cancellation of liabilities subject
    to compromise upon emergence from
    bankruptcy.........................           --              53,932                 --                 --
  Cancellation of Predecessor and
    issuance of Reorganized Company
    stock in conjunction with emergence
    from bankruptcy....................           --              23,265                 --                 --
  Revaluation of assets in conjunction
    with fresh start reporting.........           --               4,435                 --                 --
  Revaluation of retained earnings to
    reflect fresh start reporting......           --              22,243                 --                 --
  Cancellation of treasury stock in
    conjunction with emergence from
    bankruptcy.........................           --               5,456                 --                 --

   The accompanying notes are an integral part of these financial statements.

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED JANUARY 29, 2000, JANUARY 30, 1999 AND JANUARY 31, 1998

NOTE A -- GENERAL

     The Company is engaged in the business of operating discount retail bookstores in the United States. Its stores offer books, newspapers, magazines and related items. At January 29, 2000, the Company operated 91 stores in five geographic markets (Washington, DC, Chicago, San Francisco, Los Angeles and San Diego).

     On July 14, 1998, each of Crown Books and its wholly-owned subsidiaries, collectively the Company, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. At the time of bankruptcy filings, it operated a chain of 176 retail bookstores. On August 14, 1998, the Company was granted an order from the Bankruptcy Court, which among other things approved the closing of 80 stores. Four additional stores were closed in the normal course of business by the end of fiscal year 1999.

     The Bankruptcy court confirmed the Company's First Amended Plan of Reorganization (Plan) on October 7, 1999 and the Company emerged from bankruptcy on November 11, 1999, the effective date of the Plan. For the purposes of accounting, the Company has elected to consider October 30, the end of its fiscal quarter as the date of emergence. The results of operations for the period October 30, 1999 to November 11, 1999 were not material. During the period from July 14, 1998 through October 30, 1999, the Company operated as a debtor-in-possession (DIP). The Plan provides for the continued operations of the Company, including the consummation of a senior, secured credit facility for up to $35 million to refinance the Company's obligations under the DIP Facility and to finance future working capital needs, the termination of all 5,289,000 shares of old common stock, plus warrants, options, and related rights for old common stock, the termination of all common stock in each of the Company's subsidiaries, the merger of all the subsidiaries into Crown Books Corporation, the issuance of 5,000,000 shares of all new common stock under an Amended and Restated Certificate of Incorporation to the holders of allowed general unsecured claims, and the issuance of up to 750,000 shares of the new common stock to employees and others as part of a stock option plan.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

1.  BASIS OF PRESENTATION

     The Company adopted "fresh start reporting" in which the Company's assets and liabilities were adjusted to reflect their estimated fair values and the remaining accumulated deficit was eliminated, resulting in a new reporting entity as of October 30, 1999. Accordingly, the Company's consolidated financial statements prior to October 30, 1999 (the "Predecessor Company") are not comparable to consolidated financial statements presented subsequent to that date (the "Reorganized Company"). A vertical line has been placed on the consolidated financial statements to distinguish between pre-organization and post-reorganization activity. Certain prior year amounts have been reclassified to conform with the current year presentation.

2.  FISCAL YEAR

     The Company's fiscal year ends on the Saturday closest to January 31. The fiscal years presented include 52 weeks each.

3.  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Crown Books Corporation (a Delaware Corporation) and its subsidiaries (collectively, the Company) until the merger of all subsidiaries into the parent upon emergence from bankruptcy. In December of 1999, the Company formed a wholly-owned

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED subsidiary, "Crownbooks.com" to facilitate the Company's internet strategy. Amounts related to this entity are consolidated. All significant intercompany accounts and transactions have been eliminated in consolidation.

4.  REVENUE RECOGNITION

     The Company's principal source of revenue is derived from sale of books. Revenue is recognized at the time of sale. Compensation and other internal costs incurred in connection with operations are charged directly to expense.

     The Company recognizes revenue and expenses on the accrual basis for both financial statement and income tax purposes.

5.  ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

     The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

     Accounts payable include amounts due to vendors for purchase of books net of credits for returned merchandise. In the reporting periods, the Company has approximately 80% of the accounts payable due to one major vendor.

6.  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of 10 years or the remaining term of the related lease. Buildings are depreciated over 20 years. Accelerated methods are used for income tax purposes.

     Effective February 2, 1997, the Company changed its accounting policy from expensing purchased computer software costs in the year of acquisition to capitalizing and depreciating these costs over the estimated useful life not to exceed five years. During the 52 weeks ended January 31, 1998, the Company recorded amortization of purchased computer software costs of approximately $530,000. The effect of capitalizing purchased computer software was to reduce the Company's reported net loss in fiscal 1998 by approximately $1.2 million.

7.  DEFERRED COSTS

     As a result of the Company's bankruptcy filing, the Company wrote off all unamortized deferred costs, in the amount of $579,000. These costs are included in reorganization costs in the accompanying consolidated statements of operations as of January 30, 1999. Fees related to the Post Confirmation Credit Agreement have been expensed as incurred (see Note H).

8.  INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes." Liabilities and assets are recognized for the deferred tax consequences of temporary differences that will result in net taxable or deductible amounts in future periods.

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
9.  CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

10.  ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could differ from these estimates. The principal estimates and assumptions used in the preparation of the accompanying consolidated financial statements include those considered in the revaluation of the balance sheet using the principles of fresh start reporting (see Note C).

11.  PRE-OPENING EXPENSES

     All costs of opening a new store, exclusive of capital assets, are charged to expense as incurred.

12.  ADVERTISING EXPENSE

     The Company records the costs of advertising as an expense as incurred and coop-advertising rebates are offset against advertising expense.

13.  STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) permits companies to record compensation cost for stock-based employee compensation plans at fair value or intrinsic value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB No. 25) and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock (see Note I).

14.  EARNINGS PER SHARE

     Net earnings per share was not presented for the Predecessor Company because the stock was canceled under the Plan and the new stock was not issued until after consummation of the Plan, therefore the presentation would not be meaningful. Net loss per share for the Reorganized Company was computed using the weighted average number of common shares outstanding, plus the common stock equivalents related to stock options if not anti-dilutive, in accordance with the provisions of SFAS No. 128, "Earnings Per Share."

15.  LONG-LIVED ASSETS

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value should be assessed. Impairment is measured by comparing the carrying value to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company has determined that, as of January 31, 1998, there was an impairment in the carrying value of certain long-lived assets and recorded approximately a $4.3 million reserve for those assets. In connection with the bankruptcy filing on July 14, 1998, the Company recorded a $6.9 million write-off for fixed assets at 80 closed stores. Additionally, impairment charges were recorded in the fiscal year ended

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED
January 30, 1999 for purchased computer software costs and capital leased assets no longer in use by the Company.

NOTE C -- FRESH START REPORTING

     The Company has accounted for the reorganization using the principles of fresh start accounting, as required by Statement of Position (SOP 90-7), Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, issued by the American Institute of Certified Public Accountants. Fresh start accounting is required under SOP 90-7 because pre-organization stockholders received less than 50% of the new common stock and the reorganization value of the assets of the reorganized Company is less than the total of all post-petition liabilities and allowed claims.

     Fresh Start Reporting resulted in material changes to the consolidated balance sheet, including valuation of assets at fair value in accordance with principles of the purchase method of accounting, valuation of liabilities pursuant to provisions of the Plan and valuation of equity based on the appraised reorganization value of the ongoing business.

     Under the principles of fresh start accounting, the Company's total assets were recorded at their assumed reorganization value, with the reorganization value allocated to identifiable assets on the basis of their estimated fair value. Accordingly, the Company's property and equipment increased by approximately $4.4 million. In addition, the predecessor company's equity (deficit) was eliminated.

     The total reorganization value was determined in consideration of several factors. The methodology used by the independent appraisers involved estimation of the Company's enterprise value using discounted forecasted cash flow plus expected value of assets required in the reconstructed business, (principally future tax benefits of net operating loss carry forwards), adjusted for the Company's present and forecasted debt. This resulted in an estimated reorganization value of approximately $20.6 million.

     Effective with emergence from bankruptcy as of October 30, 1999, the Company changed its method of accounting for prepaid rent and gift certificate obligations. Prior to this, all rent payments had been expensed although rent was in fact paid in advance. The effect of this change was to increase the assets and decrease net loss by approximately $1,495,000. Also effective on emergence, the Company reduced the period for which it would accrue gift certificate obligations from 10 years to 3 years. The effect of this change was to decrease the liability and net loss by approximately $2,037,000.

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE C -- FRESH START REPORTING -- CONTINUED
     The effect of the Plan and the implementation of fresh start reporting on the Company's consolidated balance sheet as of October 30, 1999 was as follows:

                                         PRE-FRESH START    CONFIRMATION      FRESH START        REORGANIZED
                                          BALANCE SHEET     OF PLAN DEBT      FAIR VALUE        BALANCE SHEET
                                         OCTOBER 30, 1999    DISCHARGE        ADJUSTMENTS      OCTOBER 30, 1999
                                         ----------------   ------------      -----------      ----------------
                                                                        (ALL DOLLARS IN THOUSANDS)
Assets
  Current assets:
     Cash..............................      $  3,032                                              $ 3,032
     Accounts receivable, net..........         1,679                                                1,679
     Inventory and other assets........        64,494                                               64,494
     Other current assets..............         1,670                                                1,670
                                             --------                                              -------
          Total current assets.........        70,875                                               70,875
  Equipment and improvements, net......         9,056                            4,435(B)           13,491
  Other assets.........................           732                                                  732
                                             --------                                              -------
          Total assets.................      $ 80,663                                              $85,098
                                             ========                                              =======
Liabilities and stockholders' (deficit)
  equity
  Current liabilities:
       Accounts payable -- trade.......      $ 20,127                                              $20,127
       Accrued expenses................         9,861                                                9,861
       Priority claims.................                         3,569(A)                             3,569
       Line-of-credit/debtor-in-
          possession financing.........        30,941                                               30,941
                                             --------                                              -------
          Total current liabilities....        60,929                                               64,498
Liabilities subject to compromise......                       (53,932)(A)
                                               57,501          (3,569)(A)                               --
                                                                                                   -------
          Total liabilities............       118,430                                               64,498
Stockholders' (deficit) equity
  Common stock.........................            56             (56)(A)           50(B)               50
  Additional paid-in capital...........        43,809         (27,644)(A)        4,385(B)           20,550
  (Accumulated deficit) retained
     earnings..........................       (76,176)         76,176(A)            --                  --
  Treasury stock.......................        (5,456)          5,456(A)                                --
                                                                                                   -------
                                              (37,767)                                              20,600
                                             --------                                              -------
          Total liabilities and
            stockholders' equity.......      $ 80,663                                              $85,098
                                             ========                                              =======

---------------
(A) To record the settlement of liabilities, priority claims which continue after emergence, the cancellation of old and the issuance of new stock pursuant to the Plan.

(B) To record the adjustments for revaluation of fixed assets and liabilities at their estimated fair value, including the allocation of reorganization value to identifiable assets.

NOTE D -- INVENTORY

     The Company's inventories are priced at the lower of first-in, first-out cost or market. The Company has established an allowance for loss on non-returnable inventory and rejected merchandise returns of approxi-

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE D -- INVENTORY -- CONTINUED
mately $2.5 and $2.1 million in 2000 and 1999, respectively. During the last two years, the Company purchased approximately 95% of its inventory from one supplier.

NOTE E -- EMPLOYEE BENEFIT PLANS

     The Company has a salary reduction plan available to all full-time employees under Section 401(k) of the Internal Revenue Code. Employees May elect to defer a percentage of their annual compensation, as well as make voluntary contributions within certain limitations. The Company matched 25% of employee's deferrals up to 6%. For the years ended January 29, 2000, January 30, 1999 and January 31, 1998, the Company contributed $58,000, $33,000 and $140,000, respectively, to the Plan.

     In December 1998, at the request of the Company, the Bankruptcy Court dissolved the Employees Deferred Compensation Benefit Plan and granted permission for the Company to pay out its proceeds to the six employees and former employees who had participated in the plan.

NOTE F -- INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109. This standard requires, among other things, recognition of future tax benefits, measured by enacted tax rates, attributable to deductible temporary differences between financial statement and income tax basis of assets and liabilities and for tax net operating loss carryforwards, to the extent that realization of such benefits is more likely than not.

     As a result of the losses incurred to date and its Chapter 11 Bankruptcy filing on July 14, 1998, the Company recorded a valuation allowance against its entire net deferred tax asset and is continuing to record valuation reserves to offset any future income tax benefit until it is more likely than not that the Company will be able to realize such benefits.

     The provision (benefit) for income taxes consists of the following:

                                                             (DOLLARS IN THOUSANDS)
                                                        ---------------------------------
                                                                   FISCAL YEAR
                                                        ---------------------------------
                                                          2000        1999         1998
                                                        --------   -----------   --------
Current:
  Federal.............................................  $     --    $     --     $     --
  State...............................................        --          --           --
                                                        --------    --------     --------
                                                              --          --           --
Deferred:
  Federal.............................................  $ 12,868    $(22,493)    $(11,737)
  State...............................................     3,018      (4,979)      (3,279)
  Valuation allowance.................................   (15,886)     27,472       22,971
                                                        --------    --------     --------
                                                        $     --    $     --     $  7,955
                                                        ========    ========     ========

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE F -- INCOME TAXES -- CONTINUED
     The effective income tax rate is reconciled to the Federal statutory rate as follows:

                                                             (DOLLARS IN THOUSANDS)
                                                        ---------------------------------
                                                                   FISCAL YEAR
                                                        ---------------------------------
                                                          2000        1999         1998
                                                        --------   -----------   --------
Federal statutory rate................................      34.0%       34.0%        34.0%
Income taxes at Federal statutory rate................  $ (2,930)   $(22,443)    $(13,836)
(Decrease) increase in taxes resulting from:
State income taxes, net of Federal income tax
  benefit.............................................      (534)     (5,029)      (1,272)
Cancellation of indebtedness income...................    19,350          --           --
Valuation allowance...................................   (15,886)     27,472       22,971
Other.................................................        --          --           92
                                                        --------    --------     --------
Income tax provision..................................  $     --    $     --     $  7,955
                                                        ========    ========     ========
Effective tax rate....................................       N/A         N/A          N/A

     The tax effect of each type of temporary difference and carryforward that generates a significant portion of deferred tax asset is as follows:

                                                               (DOLLARS IN THOUSANDS)
                                                       ---------------------------------------
                                                       JANUARY 29,   JANUARY 30,   JANUARY 31,
                                                          2000          1999          1998
                                                       -----------   -----------   -----------
Gross deferred tax assets:
  Capitalized leases treated as operating leases for
     tax purposes....................................   $     --      $    244      $    228
  Uniform capitalization of overhead to inventory....        482           481           579
  Reserves for closed stores and restructuring.......      6,786         6,908         1,811
  Straight line rent adjustments.....................      1,351           570         1,276
  Accrued professional fees..........................         --           146            --
  Depreciation.......................................        958         1,218         1,877
  Self-insurance accrual.............................        273           412           575
  Capital loss carryforward..........................        201           203           195
  Construction reimbursements........................         --            --           575
  Reserve for inventory..............................        240         1,012         1,775
  Bad debt reserve...................................         --            --           457
  Sick and vacation accrual..........................         88           228           351
  Other..............................................        248           221           360
  Net operating loss carryforward....................     26,130        41,000        15,112
  Alternative minimum tax credit carryforward........        300           300           300
  Valuation allowance................................    (37,057)      (52,943)      (25,471)
                                                        --------      --------      --------
                                                        $     --      $     --      $     --
                                                        ========      ========      ========

     The Company has a cumulative net operating loss carryforward of approximately $65 million which will expire in 2014. In addition, the Company has generated an alternative minimum tax credit of approximately $0.3 million, which can be used to offset future regular tax liabilities. The Company has approximately $0.5 million capital loss carryforwards that will expire in 2011.

     As a result of the Company's emergence from Chapter 11, a portion of the net operating loss carryforwards were reduced by the cancellation of indebtedness income recognized. Also, a change in

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE F -- INCOME TAXES -- CONTINUED
ownership occurred which will result in a limitation on the remaining amounts of net operating loss and tax credit carryforwards that can be utilized each year.

     This annual limitation will be based primarily on the enterprise value under Section 382 of the Internal Revenue Code.

NOTE G -- RELATED PARTY TRANSACTIONS

     Until September 1998, Dart Group Corporation ("Dart"), a company affiliated by common ownership, provided certain services relating to management, general and administrative functions and charged the Company using the methods described herein. As of October 1998, the Company has assumed the responsibility for the functions formerly provided by Dart.

     The Company was charged an amount which, in management's opinion, was equal to costs incurred by Dart to provide these functions. Dart charged the Company, on a monthly basis, for actual expenses which relate directly to the Company's operations. Substantially all such charges were supported by invoices from unrelated parties designating the Company as recipient of the related goods or services or were for matters related to all of Dart's affiliated companies and were allocated on a judgmental basis by management of Dart. Amounts receivable from or payable to affiliates relate to transactions made on behalf of the Company by Dart or on behalf of Dart by the Company.

     Dart also charged the Company, on a monthly basis, for actual residual expenses such as telephone trunk lines when it was not practical to separate the billing. Substantially all such charges were supported by invoices from unrelated parties designating the Company as recipient of the related goods.

     The following table summarizes the intercompany transactions:

                                                            (DOLLARS IN THOUSANDS)
                                                 ---------------------------------------------
                                                                 FISCAL YEARS
                                                 ---------------------------------------------
                                                  JULY 15, 1998     FEBRUARY 1, 1998
                                                     THROUGH            THROUGH
                                                 JANUARY 30, 1999    JULY 14, 1998      1998
                                                 ----------------   ----------------   -------
Due to affiliate, beginning of the period......       $  --             $   418        $   213
Director expense charges
  Rentals......................................         210                 187            381
  Salaries.....................................         152                 746          2,126
  Legal, rentals and other.....................         455               1,685          5,453
                                                      -----             -------        -------
                                                        817               2,618          7,960
Payments.......................................        (759)             (1,294)        (7,755)
                                                      -----             -------        -------
Due to affiliate, end of the period............       $  58             $ 1,742        $   418
                                                      =====             =======        =======

     All transactions with Dart included above were made free of interest and under payment terms that, in management's opinion, were comparable to those with unrelated parties. The average balance of amounts due to affiliate were $916,000 and $236,000 for fiscal 1999 and 1998, respectively.

     As noted above, as of October 1998, the Company assumed the responsibilities formerly performed by Dart. For January 29, 2000 and January 30, 1999, the Company paid Dart $278,405 and $364,456 for rent, respectively. As part of the reorganization and emergence from bankruptcy $1,762,000 due to Dart was written off and Dart paid $1,300,000 to the Company as part of the plan of reorganization.

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE H -- LINE-OF-CREDIT/DEBTOR-IN-POSSESSION FINANCING

     On September 2, 1998, Crown Books and its subsidiaries finalized a Debtor-in-Possession Loan and Security Agreement (the "Loan Agreement") with certain commercial lenders. The Loan Agreement, as amended, provided that the lenders would establish for the Company a revolving credit facility permitting borrowings in an aggregate amount equal to the lesser of $40,000,000, or the sum of (i) Standard Borrowings, and (ii) Special Inventory Advances. "Standard Borrowings" means borrowing in an amount equal to the lesser of (i) 55% of the value of the Company's acceptable inventory, at cost, less a reserve for shrinkage, non-book inventory, and professional fees, or (ii) 85% of the net retail liquidation value of such inventory.

     In connection with its borrowings under the Loan Agreement, the Company has paid the lenders a $600,000 commitment fee and has agreed to pay a maintenance fee at a rate of $120,000 per year. Borrowings under the Loan Agreement bore interest at 9.5%.

     On November 11, 1999, the Company finalized a Post Confirmation Credit Agreement and Ratification and Third Amendment Agreement (the "Credit Agreement") with certain commercial lenders to convert the Debtor-in-Possession Financing to a revolving line of credit. The Credit Agreement, as amended, provides borrowings in an aggregate amount equal to the lesser of $35,000,000, or the sum of (i) Standard Borrowings, and (ii) Special Inventory Advances. "Standard Borrowings" means borrowing in an amount equal to the lesser of (i) 55% of the value of the Company's acceptable inventory, at cost, less a reserve for shrinkage, non-book inventory, and professional fees, or (ii) 90% of the net retail liquidation value of such inventory.

     In connection with its borrowings under the Credit Agreement, the Company has paid the lenders a $120,000 commitment fee and has agreed to pay a maintenance fee at a rate of $84,000 per year. The Company also paid a DIP Conversion Fee of $175,000 upon the execution of this Credit Agreement. If the Company elects to pre-pay the unpaid balance of its loans, it will also become obligated to pay, subject to certain exceptions, a pre-payment premium of $700,000.

     This revolving line-of-credit bears interest at 9% at January 29, 2000 and matures on November 12, 2001. The Company's obligation under the agreement is collateralized by a security interest in substantially all of its assets. The agreement requires the Company to meet certain financial ratios each month and restricts the transfer of assets and incurrence of liabilities outside the normal course of business.

     One of the major suppliers of the Company has extended a credit facility of $9,600,000. This credit facility is collateralized by a second lien on the merchandise inventory. As of January 29, 2000, the Company had issued as additional collateral a letter of credit for $2,000,000 to this vendor.

NOTE I -- STOCK OPTION PLAN

     The Company had a stock option plan and accounted for the plan under APB No. 25, under which no compensation cost is recognized when employee options are granted at fair market value. Had compensation

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE I -- STOCK OPTION PLAN -- CONTINUED cost for the plan been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                            (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                      ---------------------------------------------------------
                                        THREE MONTHS       NINE MONTHS          FISCAL YEAR
                                           ENDED              ENDED         -------------------
                                      JANUARY 29, 2000   OCTOBER 30, 1999     1999       1998
                                      ----------------   ----------------   --------   --------
Net loss:
  As reported.......................       $(770)            $(7,556)       $(66,010)  $(48,650)
  Pro forma.........................        (796)             (8,012)        (66,717)   (49,344)
Net loss per share (diluted)
  As reported.......................       $(.15)                 (A)             (A)        (A)
  Pro forma.........................        (.16)                 (A)             (A)        (A)

---------------
     (A) See Note A -- Page F-4.

     The weighted average fair value of options granted during fiscal 2000 and 1998 was $0.76 and $4.09, respectively. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in fiscal 2000 and 1998: risk free rates of approximately 6.5% and 5.42%; no expected dividends; expected lives of 5.0 to 6.0 years; and expected volatility of 0% and 40%. The option exercise price equals the market price on the date of grant. Options vest fully after three years and expire after five to six years. Under the Plan of Reorganization, upon emergence from bankruptcy, the old options were terminated and the Company may grant new options of up to 750,000 shares.

     Options are as follows:

                                                                                   WEIGHTED
                                                                                   AVERAGE
                                                   NUMBER        EXERCISE         PER SHARE
                                                 OF OPTIONS   PRICE PER SHARE   EXERCISE PRICE
                                                 ----------   ---------------   --------------
PREDECESSOR COMPANY:
Outstanding at February 1, 1997................    349,570    $10.500-23.000       $13.560
     Granted...................................    165,550             9.375         9.375
     Forfeited.................................   (109,295)     9.375-23.000        12.320
                                                  --------    --------------       -------
Outstanding at January 31, 1998................    405,825      9.375-23.000        12.190
     Forfeited.................................   (163,175)     9.375-23.000        13.870
                                                  --------    --------------       -------
Outstanding at January 30, 1999................    242,650      9.375-23.000        11.060
     Terminated................................   (242,650)     9.375-23.000        11.060
                                                  --------    --------------       -------
Outstanding at October 30, 1999................         --                --            --
                                                  --------    --------------       -------
REORGANIZED COMPANY:
Outstanding at October 30, 1999................         --                --            --
     Granted...................................    622,059             2.720         2.720
                                                  --------    --------------       -------
Outstanding at January 29, 2000................    622,059    $        2.720       $ 2.720
                                                  ========    ==============       =======

     New options have been granted to directors and certain executives as part of their employment agreements. Options have also been granted to an adviser. Management believes that the current fair market value of its shares to be less than the exercise price of the options. The value, if any, of the options granted to the adviser is not material to these financial statements.

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE J -- COMMITMENTS AND CONTINGENCIES

     The Company leases facilities, equipment and automobiles under various agreements, the longest of which expires in 2008. Net minimum rental commitments under all non-cancelable operating leases are as follows:

2001........................................................  $14,581
2002........................................................   12,799
2003........................................................   11,224
2004........................................................    9,421
2005........................................................    5,768
Thereafter..................................................    7,886
                                                              -------
                                                              $61,679
                                                              =======

     Total rent expense for the years ended January 29, 2000, January 30, 1999 and January 31, 1998 was $14,319,693, $24,306,992 and $29,169,730, respectively.

     The Company maintains its cash balances in various financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

     The Company was partially self-insured for health and dental costs and for workers' compensation, automobile and general liability prior to February 1999. Subsequent to that period, the coverage was changed to a pre-funded insured program with both specific and aggregate excess coverage limits established. The Company based its self-insurance liability upon a review by an independent insurance broker of claims filed and claims incurred but not reported.

     During fiscal 1998, Dart and the Company settled all litigation and disputes between Dart and the Company on the one hand and members of the Haft family (former shareholders of Dart and the Company) on the other hand and all related claims and litigation.

     As a result of these settlements, members of the Haft family no longer own common stock or options for common stock of Dart or the Company. In fiscal 1998, the Company paid approximately $0.8 million for its portion of these settlements.

     In the normal course of business, the Company is involved in various claims and litigation, which in the opinion of management, will not have a materially adverse effect upon the consolidated financial condition and results of operations of the Company.

NOTE K -- LIABILITIES SUBJECT TO COMPROMISE

     Liabilities subject to compromise, including claims that become known after the petition date, are reported at their expected allowed claim amount in accordance with Statement of Financial Accounting Standard (SFAS) No. 5, Accounting for Contingencies. To the extent that the amounts of claims changed as a result of actions in the bankruptcy case or other factors, the recorded amount of liabilities subject to compromise were adjusted.

     As a result of the Company's bankruptcy (i) all then existing debts, liabilities and obligations of the debtors (collectively, Pre-petition Indebtedness) matured and became due and payable, and (ii) all acts to collect Pre-petition Indebtedness and to enforce other existing contractual obligations of the debtors were

                    CROWN BOOKS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE K -- LIABILITIES SUBJECT TO COMPROMISE -- CONTINUED stayed. Pre-petition Indebtedness has been reflected on the Company's consolidated balance sheet as Liabilities Subject to Compromise, consisting of the following (in thousands):

                                                       OCTOBER 30, 1999(1)   JANUARY 30, 1999
                                                       -------------------   ----------------
Accounts payable.....................................        $30,153             $30,555
Accrued taxes other than income......................            852               1,638
Capital lease obligation.............................          1,772               1,772
Due to affiliate.....................................          1,648               1,742
Closed store reserves................................         17,644              17,957
Accrued property taxes and other expenses............          5,432               5,878
                                                             -------             -------
                                                             $57,501             $59,542
                                                             =======             =======

---------------
     (1) Prior to emergence.

     The Company filed a motion with the Bankruptcy Court to establish June 8, 1999 as the date (bar date) for the unsecured creditors to finalize their claims with the court. Under the Bankruptcy Code, liabilities and obligations incurred after the commencement of the bankruptcy in connection with the operation of the Company's business generally enjoy priority in the right to payment over Pre-petition Indebtedness and may be paid by the Company in the ordinary course of business.

     Under the Bankruptcy Code, the Company may, subject to certain conditions, assume or reject executory contracts, including store leases, existing upon the commencement of the bankruptcy. The rejection of an executory contract or lease is treated as a breach thereof occurring immediately before the filing of the debtors' bankruptcy petitions. Upon emergence from bankruptcy, the Liabilities Subject to Compromise have been written off in accordance with the plan.

NOTE L -- REORGANIZATION COSTS

     Reorganization costs included those expenses related to the Company's restructuring and bankruptcy filings. In 1999, they included $12.5 million of closed store reserves for the closing and disposal of 80 stores, and $6.9 million for the write off of fixed assets related to those stores. In addition, accounts receivable for vendor credits of $7.0 million were written off as uncollectable. Professional services and fees of $4.2 million were incurred as part of the restructuring and bankruptcy process. In 2000, the majority of the reorganization costs of $4.7 million consisted of professional fees, mainly for financial consultants assisting the Company with its emergence from bankruptcy. The aforementioned items and other bankruptcy reorganization costs included in the accompanying statements of operations as reorganization costs include the following (dollars in thousands):

                                          REORGANIZED
                                            COMPANY                 PREDECESSOR COMPANY
                                       ------------------   ------------------------------------
                                       THREE MONTHS ENDED   NINE MONTHS ENDED      YEAR ENDED
                                        JANUARY 29, 2000    OCTOBER 30, 1999    JANUARY 30, 1999
                                       ------------------   -----------------   ----------------
Professional services and fees.......        $1,728              $2,292             $ 4,226
Severance costs......................            --                 310                 564
Financing costs and fees.............           263                 134                 699
Closed store reserves................            --                  --              12,500
Fixed asset impairment...............            --                  --               6,934
Vendor receivable....................            --                  --               6,966
                                             ------              ------             -------
                                             $1,991              $2,736             $31,889
                                             ======              ======             =======

                     CROWN BOOKS CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                    AS OF JULY 29, 2000 AND JANUARY 29, 2000
                             (DOLLARS IN THOUSANDS)

                                                               SIX MONTHS       FISCAL YEAR
                                                                  ENDED            ENDED
                                                              JULY 29, 2000   JANUARY 29, 2000
                                                              -------------   ----------------
                                                               (UNAUDITED)
                           ASSETS
CURRENT ASSETS
     Cash and cash equivalents..............................     $ 5,120          $ 2,616
     Accounts receivable, net...............................          56            2,462
     Merchandise inventories................................      51,135           55,799
     Other current assets...................................       2,185            2,305
                                                                 -------          -------
          Total current assets..............................      58,496           63,182
Property and equipment, at cost (less accumulated
  amortization and depreciation of $26,338 in 2000, and
  $25,103 in 1999, respectively)............................      11,682           12,764
Other assets................................................         587              449
                                                                 -------          -------
                                                                 $70,765          $76,395
                                                                 =======          =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable-trade.................................     $16,327          $14,097
     Accrued expenses.......................................      12,787           16,373
     Line of credit.........................................      23,246           26,095
                                                                 -------          -------
          Total current liabilities.........................      52,360           56,565
Long-term obligations, net of original issue discount of
  $610......................................................       3,390               --
                                                                 -------          -------
                                                                  55,750           56,565
STOCKHOLDERS' EQUITY
     Common stock...........................................          50               50
     Additional paid-in capital.............................      21,241           20,550
     Accumulated deficit....................................      (6,276)            (770)
                                                                 -------          -------
                                                                  15,015           19,830
                                                                 -------          -------
                                                                 $70,765          $76,395
                                                                 =======          =======

   The accompanying notes are an integral part of these financial statements.

                     CROWN BOOKS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE SIX MONTHS ENDING JULY 29, 2000 AND JULY 31, 1999
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               REORGANIZED     PREDECESSOR
                                                                 COMPANY         COMPANY
                                                              -------------   -------------
                                                               SIX MONTHS      SIX MONTHS
                                                                  ENDED           ENDED
                                                              JULY 29, 2000   JULY 31, 1999
                                                              -------------   -------------
                                                               (UNAUDITED)     (UNAUDITED)
REVENUES
     Sales..................................................     $82,144         $83,402
     Other Income...........................................          72              29
                                                                 -------         -------
                                                                  82,216          83,431
EXPENSES
     Cost of sales, store occupancy and warehousing.........      69,459          72,158
     Selling and administrative.............................      15,333          13,921
     Interest expense.......................................       1,583           1,085
     Depreciation and amortization..........................       1,331           1,366
                                                                 -------         -------
                                                                  87,706          88,530
                                                                 -------         -------

     Loss before reorganization costs, non operating
      expenses and income taxes.............................      (5,490)         (5,099)

Reorganization costs........................................           2           1,390
Non operating expenses......................................          15             186
                                                                 -------         -------
     Loss before income taxes...............................      (5,507)         (6,675)
Provision for income taxes..................................          --              --
                                                                 -------         -------
NET LOSS....................................................     $(5,507)        $(6,675)
                                                                 =======         =======
Per share data
     Basic (loss) per share.................................     $ (1.26)             NA
     Diluted (loss) per share...............................     $ (1.26)             NA
Weighted average common shares and common share equivalents
  outstanding:
     Basic..................................................       4,378              NA
     Diluted................................................       4,378              NA

   The accompanying notes are an integral part of these financial statements.

                     CROWN BOOKS CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
            FOR THE SIX MONTHS ENDED JULY 29, 2000 AND JULY 31, 1999
                             (DOLLARS IN THOUSANDS)

                                                               REORGANIZED     PREDECESSOR
                                                                 COMPANY         COMPANY
                                                              -------------   -------------
                                                               SIX MONTHS      SIX MONTHS
                                                                  ENDED           ENDED
                                                              JULY 29, 2000   JULY 31, 1999
                                                              -------------   -------------
                                                               (UNAUDITED)     (UNAUDITED)
Cash flows from operating activities
  Net loss..................................................     $(5,507)        $(6,675)
  Adjustments to reconcile net cash provided by (used in)
     operating activities:
     Depreciation and amortization..........................       1,331           1,366
     Loss on disposal of fixed assets.......................          --              22
     Changes in assets and liabilities:
       Accounts receivable..................................       2,406            (490)
       Merchandise inventories..............................       4,664           6,682
       Other current assets.................................         120             222
       Other assets.........................................        (138)            (81)
       Accounts payable -- trade............................       2,230           2,009
       Accrued expenses.....................................      (3,586)         (2,242)
       Due to affiliate.....................................          --             (58)
                                                                 -------         -------
          Net cash provided by operations before
            reorganization items............................       1,520             755
       Reorganization items:
          Court approved claims paid in bankruptcy..........          --            (710)
                                                                 -------         -------
          Net cash provided by operations after
            reorganization items............................       1,520              45
                                                                 -------         -------
Cash flows from investing activities:
  Capital expenditures......................................        (167)             --
                                                                 -------         -------
          Net cash used in investing activities.............        (167)             --
Cash flows from financing activities:
  Borrowings under private placement........................       4,000              --
  Net borrowings (repayments) under revolving credit
     facilities.............................................      (2,849)            116
                                                                 -------         -------
          Net cash provided by financing activities.........       1,151             116
                                                                 -------         -------
Net increase in cash and cash equivalents...................       2,504             161
Cash and cash equivalents at beginning of period............       2,616           3,298
                                                                 -------         -------
Cash and cash equivalents at end of period..................     $ 5,120         $ 3,459
                                                                 =======         =======

   The accompanying notes are an integral part of these financial statements.

                     CROWN BOOKS CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                SIX MONTHS ENDED JULY 29, 2000 AND JULY 31, 1999
                                  (UNAUDITED)

NOTE A -- GENERAL

     The accompanying consolidated financial statements reflect the accounts of Crown Books Corporation and its wholly-owned subsidiary (Crownbooks.com) (collectively referred to as the "Company"), and have been prepared by the Company without audit. All significant intercompany accounts and transactions have been eliminated.

     The unaudited financial statements for the periods ended July 29, 2000 and July 31, 1999 have been prepared on a consistent basis except as set forth in the accompanying notes and reflect, in the opinion of management, all adjustments necessary to present fairly the consolidated financial position of the Company at such dates and its results of operations and cash flows for the periods then ended. With respect to the Company's financial statements at July 29, 2000 and for the period then ending, additional adjustments reflect adoption of American Institute of Certified Public Accountants SOP 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.

     The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the financial statements and the reported revenues and expenses for the periods then ended. Actual results may differ from such estimates and assumptions. The interim operating results reported for each of the six month periods ended July are not necessarily indicative of operating results to be achieved for the full year.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. The Notes to the Consolidated Financial Statements for the year ended January 29, 2000 should be read in conjunction with the accompanying interim financial statements.

     The Company is engaged in the business of operating discount specialty retail book stores in the United States. Its stores offer books, newspapers, magazines and related accessories. At July 29, 2000, the Company operated 91 stores in 6 geographic markets.

NOTE B -- INVENTORY

     The Company's inventories are priced at the lower of cost or market using the first-in, first-out method. The Company has taken a physical count of its store inventories as of July 29, 2000 and July 31, 1999.

NOTE C -- LEASES

     On April 25, 2000, the Company entered into an agreement for 41,244 square feet of office and warehouse space for our principal executive offices located in Largo, Maryland. The term of the lease is 10 years, commencing on July 1, 2000. The annual rent is $227,000, and will increase each year by approximately 4%, except during the sixth year of the lease, when our rent will increase by approximately 16%. Under the terms of the lease, the Company also is responsible for other costs including the payment of maintenance and utilities. The Company has provided its landlord with an unconditional and irrevocable letter of credit in the amount of $400,000 as security for performance under the lease. This letter of credit may be decreased by $80,000 on each anniversary of the lease starting on July 1, 2000 until the letter of credit equals one month's rent.

                     CROWN BOOKS CORPORATION AND SUBSIDIARY

NOTE D -- PRIVATE PLACEMENT

     In March 2000, Crown Books and its wholly-owned subsidiary, Crownbooks.com, Inc. ("Crownbooks.com"), raised $4.0 million through the private placement of eight units consisting of (i) a three-year 6.0% subordinated promissory note of Crownbooks.com in the principal amount $500,000, and (ii) a three-year warrant to purchase 183,824 shares of common stock of Crown Books at an exercise price of $2.72 per share. Of the $4.0 million in net proceeds from the private placement, approximately $1.5 million is being used to develop the Company's Internet strategy, and $1.0 million was distributed to Crown Books (the parent company) for working capital and general corporate purposes. An additional $1.5 million is anticipated to be loaned to Crown Books for operations. Interest on the promissory notes is payable semi-annually on June 30 and December 31 either in cash or, at the option of Crownbooks.com, by the issuance of additional promissory notes. The obligations under the promissory notes are subordinate to all other senior debt of Crownbooks.com. The subordinated debt of $4.0 million is included in long term obligations, net of original issue discount of $610,000. The original issue discount is the estimated value of the warrants, amortized over three years, net of accumulated amortization. The warrants to purchase shares of Crown Books may be exercised in cash, or at the holder's election, by the surrender of the principal amount of such holder's promissory note. If the holders of the promissory notes elect not to exercise all or any portion of their warrants, then all amounts outstanding will become due and payable by Crownbooks.com on March 22, 2003.

NOTE E -- EARNINGS PER SHARE

     Earnings per share (EPS) is not presented for the Predecessor Company because all of the common stock of the Predecessor Company was cancelled under the Plan of Reorganization. The EPS and weighted average common share data assumes that a maximum of 5.0 million shares were deemed outstanding at January 29, 2000 and that 4,378,050 shares were deemed to be outstanding at July 29, 2000. The actual number of shares deemed to be outstanding is subject to adjustment as the Company reconciles outstanding claims from general unsecured creditors.

NOTE F -- DEBT COVENANTS

     Under the line of credit and certain trade credit agreements, the Company is required to comply with covenants that include specified financial ratios and tests principally relating to sales, earnings, inventory levels and accounts payable balances. In April 2000, the Company was in default under one covenant contained in its trade credit agreement and as a result was in default under the line of credit due to a cross default clause. The secured lenders have advised the Company that they are not taking any action at this time in respect of their default under the line of credit. The Company has not obtained a waiver from the trade creditor for its breach under the trade credit agreement. However, the trade creditor has advised the Company that it is not taking any action at this time but that it is no longer obligated to extend $9.6 million of credit under the trade credit agreement. The trade creditor has also advised them that no change in the credit limit is currently anticipated.

     In addition, the Company believes that as of October 28, 2000 it may be in default under one of the financial covenants included in the line of credit. The Company has notified its secured lenders of the default. Although there can be no assurance, it anticipates that it will receive a waiver from its lenders with respect to both defaults.